FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica–2016 First quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – MARCH 2016

The financial information related to January-December 2015 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Commercial activity in the quarter continued to focus on high-value customers and services. As such, accesses at March grew by 1% year-on-year (-2% organic) and totalled 321.9 million, with a greater proportion of higher quality customers, who continued to be the main lever for growth: mobile contract (+5%), smartphones (+26%), pay TV (+7% organic), fibre and VDSL (+34% organic) and LTE (2.5x). Also, it is worth nothing the sequential improvement of churn, across all services, and average revenue per access (+5.2%).

Mobile accesses stood at 246.9 million (-2% year-on-year due to the lower prepay base), with increased weight of contract over total accesses to 37% (+3 percentage points year-on-year) following positive growth in all regions. Smartphones increased to 115.1 million, increasing their penetration 11 percentage points year-on-year to 49% (71% in contract, +10 percentage points; 39% in prepay, +10 percentage points). LTE customers (35.6 million) represented 15% of total mobile accesses (+9 percentage points year-on-year) and recorded net additions of 5.9 million (+39% year-on-year).

Fibre and VDSL accesses stood at 7.9 million and represented 38% of total fixed broadband (+9 percentage points year-on-year organic). The total pay TV base increased to 8.4 million with a penetration of 40% over total fixed broadband (+2 percentage points organic).

The performance of the main financial variables in the first quarter was affected by the depreciation of the Latin American currencies against the euro, particularly the Brazilian real, Argentine peso, the Venezuelan bolivar and the Colombian peso. The evolution of exchange rates deducted 16.0 percentage points and 14.8 percentage points from reported revenue and OIBDA performance, respectively. These depreciations also reduced payments in euros related to CapEx, taxes and interest, with the exchange rate variance having a positive impact on free cash flow generation in the first quarter.

On the other hand, changes in the consolidation perimeter (incorporation of GVT and DTS) contributed 5.8 percentage points and 4.2 percentage points to reported year-on-year revenue and OIBDA growth, respectively.

Revenues totalled 10,784 million euros and reflected a solid organic year-on-year growth rate of 3.4% (-6.6% in reported terms). T. Hispanoamérica maintained double digit growth rates (+11.3%), while T. España accelerated its year-on-year trend 2.1 percentage points vs. the previous quarter to 0.2%. Excluding the impact of regulation, revenues would have increased by 4.4% organic year-on-year.

Mobile data revenues grew 19.9% organic year-on-year in January-March and represented 48% of mobile service revenues (+7 percentage points year-on-year) due to higher smartphone penetration and the growing weight of LTE customers. It is worth highlighting non-SMS data revenue performance (+28.8% year-on-year in the quarter), representing 86% of total data revenues (+6 percentage points year-on-year). Also, mobile data traffic growth accelerated to 51%. The main driver of this growth was the increase in LTE customers (15% of total mobile customers), with higher average usage and ARPU uplift of more than 15%.

Operating expenses (7,651 million euros) increased by 2.7% organic vs. the first quarter of 2015 (-6.5% reported) and decelerated by 2.3 percentage points versus the previous quarter reflecting efficiencies and integration synergies, despite higher expenses in T. Hispanoamérica related to higher commercial intensity, inflationary pressure and the impact of the appreciation of the US dollar against local currencies.

•	Supplies (2,895 million euros) decreased by 0.9% organic versus the first quarter of 2015, mainly due to the reduction in termination rates in Latin America and the optimisation of commercial spend.

•	Personnel expenses increased to 1,617 million euros in January-March. In organic terms, they grew by 7.1% year-on-year affected mainly by inflationary pressure in certain Latin American countries. Also, a provision for restructuring costs, mainly in T. Deutschland, amounting to 22 million euros of impact on OIBDA was recorded in the quarter, impacting personnel expenses and other net income and expense.

The average headcount in the first quarter of 2016 stood at 129,324 employees and increased by 11.7% vs. the previous year (-4.7% year-on-year including the equivalent average headcount of GVT and DTS in the same period of 2015).

•	Other operating expenses stood at 3,139 million euros and increased by 3.9% organic vs. January-March 2015 due to higher network and systems costs, the negative effect of inflation in Latin America and the depreciation of the majority of currencies in the region against the US dollar, partially offset by savings associated with integration synergies, lower handset promotions and advertising expenses.

Operating Income Before Depreciation and Amortization (OIBDA) totalled 3,376 million euros in the first three months of 2016, sequentially accelerating its year-on-year growth to 5.5% organic (+1.7 percentage points vs. the previous quarter; -6.7% reported), underpinned by the strong progress of T. Brasil (+8.2%) and the positive performance of T. España (+2.0%; +9.5 percentage points vs. the previous quarter). It is also particularly worth noting an across the board OIBDA growth, since in the first quarter all business units have increased year-on-year (T. Deutschland +6.2% excluding extraordinary impacts; T. Hispanoamérica +0.8%).

This way, thanks to revenue growth acceleration, the strict and increasing cost control, along with the synergies from the integration of acquired companies, OIBDA margin stood at 31.3% and presented an organic expansion of 0.6 percentage points vs. the same period of the previous year (stable in reported terms).

Depreciation and amortisation, 2,036 million euros in January-March, increased by 1.5% year-on-year organic (-3.4% reported) mainly due to the higher level of investments in Brazil and Argentina. Total depreciation and amortisation charges arising from asset purchase price allocation processes amounted to 176 million euros.

Operating income (OI) reached 1,340 million euros, 11.4% higher in organic terms compared to the same period of 2015 (-11.3% reported).

Net financial expenses increased to 661 million euros, 2.8% more than in the first quarter of 2015. However, excluding exchange rate differences (65 million euros, mainly due to the depreciation of the bolivar), they stood at 596 million euros and decreased 5.0% year-on-year, despite the increase of the average debt balance, mainly due to the lower rates of European currencies and the lower weight of debt in Latin American currencies. The effective cost of debt in the last twelve months stood at 4.66%, 39 basis points lower year-on-year, excluding exchange rate differences and the positive impact of the divestment in Telecom Italia, S.p.A. in 2015.

Corporate income tax in January-March 2016 totalled 269 million euros which, over an income before taxes of 675 million euros, implied an effective tax rate of 39.8%, 4.7 percentage points lower than in the first quarter of 2015 due to greater deductions mainly in Spain and Brazil in 2016. As in previous years and due to seasonal effects, the effective tax rate is expected to decrease throughout the year.

As such, profit from continuing operations stood at 406 million euros and decreased 15.2% vs. the first quarter of 2015.

Profit from discontinued operations totalled 377 million euros. In 2015, this item amounted to 1,304 million euros, with 1,185 million euros corresponding to the impact of deferred tax assets resulting from the estimation of the difference in Telefónica, S.A. between the fiscal value and the agreed value for the sale of Telefónica’s operations in the United Kingdom.

Profit attributable to minority interests reduced net income by 7 million euros, driven by the results attributed to minority interests in T. Brasil (+19 million euros in the first quarter of 2015).

As a result of the items mentioned above, consolidated net income for the first quarter of 2016 stood at 776 million euros. Basic earnings per share reached 0.14 euros per share (0.37 euros in January-March 2015).

CapEx increased 7.8% organic year-on-year to 1,503 million euros (-10.6% in reported terms), with 75% of total CapEx devoted to growth and transformation of networks and systems.

Operating cash flow (OIBDA-CapEx) stood at 1,873 million euros and increased by 3.6% year-on-year in organic terms (-3.3% reported).

Interest payments totalled 883 million euros in the first three months of 2016 and decreased by 2.5% year-on-year thanks to the lower debt in euros at fixed interest rates and the improvement in the cost of the debt. Payment for taxes implied a net collection of 12 million euros. Working capital consumed 1,203 million euros, affected by seasonal factors related to CapEx, payment of taxes, contents and rents of sites, partially offset by the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers. Cash flow from discontinued operations stood at 277 million euros, 140 million euros less than the first quarter of 2015 mainly due to a lesser contribution of working capital to cash flow generation.

Thus, free cash flow stood at 69 million euros (363 million euros in the first quarter of 2015).

Net financial debt stood at 50,213 million euros at March 2016 and increased in the quarter by 292 million euros. This increase was explained by: i) shareholder remuneration (dividends, treasury stock and hybrid coupons) of 757 million euros; ii) payment of labour-related commitments (141 million euros) mainly early retirements and iii) net financial investments (61 million euros). Conversely, noteworthy factors reducing the debt included: i) lower value in euros of net debt in foreign currencies (572 million euros); ii) generation of free cash flow of 69 million euros and iii) other financial factors with an impact on debt (26 million euros).

The leverage ratio (net debt over OIBDA) of the last 12 months at end March 2016 stood at 3.02 times1. Considering the closing of the sale of O2 UK, the ratio stood at 2.52 times.

In the first quarter of 2016, Telefónica’s financing activity increased close to 1,984 million equivalent euros, without considering the re-financing of commercial paper and short-term bank loans. The activity focused mainly on strengthening the liquidity position and refinancing the debt maturities in an environment of very low interest rates.

In April 2016, it is worth mentioning an issuance in the bond market in euros, split in two tranches, 1,400 million at 6 years and 1,350 million at 10 years, with record-low coupons paid by Telefónica for a euro issuance in such maturities.

In the first quarter, T. Deutschland signed a credit line with a group of financial institutions amounting to 750 million euros and maturing in March 2021.

Throughout the first quarter of the year, Telefónica Group obtained funding by means of extending payment terms with suppliers, or with the factoring firm where those had been discounted, for a total 182 million equivalent euros.

Meanwhile, Telefónica, S.A. and its holding companies continued with their issuance activity under their Commercial Paper and Promissory Note Programs (Domestic and European), increasing the outstanding amount to approximately 2,755 million euros at the end of March.

[1]	12 month rolling, not considering O2 UK discontinuation, incorporating DTS and GVT OIBDA corresponding to April 2015 and excluding the non-recurring impact from restructuring costs in the 12 months rolling and the firm commitments relating to the Telefónica Foundation’s social activities.

Telefónica maintained undrawn committed credit lines with different credit institutions for an approximate amount of 11,370 million euros, with around 10,006 million euros maturing in more than twelve months, which, along with the adjusted cash position, placed liquidity at 17,102 million euros as of 31 March.

Definition:

Organic Growth: Assumes constant exchange rates from 2015, excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring costs and material non-recurring impacts. CapEx also excludes investment in spectrum.

Digital Services

(year-on-year changes in organic terms)

In the first quarter of 2016, Digital Services revenues (1,056 million euros) accelerated their growth to 19.0% year-on-year (+3.9 p.p. vs. the previous quarter). Per area, highlights include:

Video revenues totalled 665.4 million euros, up 17.3% vs. the first quarter of 2015 and improved by 3.3 percentage points their year-on-year change vs. the fourth quarter of 2015. Pay TV accesses totalled 8.4 million at March (4.5 million satellite TV), 7% more than at March 2015. Per country, the year-on-year growth is worth noting in Hispanoamerica (+12%), followed by Brazil (+5% year-on-year), and Spain (+4%). New HD channels were launched this quarter in Hispanoamerica, striving to drive the acquisition of new customers. In Spain, work continues on the production of original series and in February the exclusive channel ‘#0’ was launched.

In Security, January-March revenues (70.5 million euros) accelerated the rate of year-on-year growth vs. the previous quarter by 4.4 percentage points to 27.2% due to the continued integration of these solutions in the commercial offering. In the consumer segment, accesses with security products reached 11.8 million (+48% year-on-year) and more than 6 million customers are storing their digital data using the “Personal Cloud” service.

M2M revenues totalled 42.5 million euros in the quarter and increased by 41.7% year-on-year. It is worth highlighting the in Telefónica creation of a global “Internet of Things” (IoT) department focused on driving the development of M2M connectivity solutions and added-value E2E services in various sectors.

In the January-March period, Cloud revenues increased by 15.7% year-on-year to 87.2 million euros and the Company continued to advance in its strategy to provide cloud solutions to companies. At the same time, new partnerships were signed with Amazon and VMware and, after reaching an agreement with software provider SAGE, their solutions have been included in Telefónica’s portfolio.

Regarding “Telefónica Open Future_”, it is worth highlighting the agreement reached with the Spanish company, Scytl, a global leader in electoral technology, to create “Open Seneca”, a digital platform which improves democratic participation and transparency in the public sector.

Telefónica Global Resources

In the first quarter of 2016, TGR continued to accelerate the Group transformation, supporting growth of the operating businesses and enabling end-to-end digitalisation.

The Global Network and Operations area accelerated the deployment of ultra broadband (UBB), the All-IP transformation and continued improving network quality and efficiency. The investment in UBB focused on offering excellent connectivity, increasing speed, reliability and network security. As such, the network is prepared to support the strong growth in data traffic (+46% year-on-year in the first quarter 2016), underpinned both by mobile broadband (+51% year-on-year, video traffic: +72%), and by fixed broadband (+45%).

At the end of the first quarter, the premises passed with fibre to the home totalled 20 million (15.1 in Spain and 4.7 in Brazil) and the total number of premises covered with fibre in Brazil to 16.8 million, with GVT contributing 12 million premises passed with fibre to the cabinet. Thanks to the 36,529 LTE sites in service, the population coverage reached 50% in the Group (83% in Spain, 76% in Germany, 47% in Brazil and 42% in Hispanoamerica). Furthermore, 96% of the 3G and LTE base stations are connected via IP and fibre links to the transport network. The higher coverage enables service to be provided to 2.5 times more LTE customers year-on-year, reaching 35.6 million.

In terms of All-IP transformation, it is worth highlighting the deployment of VoLTE in Peru and Colombia (the latter Cloud based) and the progressive increase in the number of VoIP customers (+1.1 million year-on-year to 5.2 million). The quality of the network also is strengthened via Big Data techniques, with the launch of a project which will enable real time customer experience monitoring, guaranteeing the network quality in real time and implementing efficiency measures.

Finally, regarding virtualisation, Telefónica completed SDN-IP trials in Peru and is a founding member of the development community “Open Source Mano” (OSM).

The Global IT area progressed in the structural transformation both in Full Stacks and in on-going projects surrounding them: commercial logistics, commissions, online and mobile channels, etc. In parallel, progress has been made in the per-country consolidation of different online tariff calculators into a single one, building and scaling Big Data platforms and the roll-out of global applications expanding their implementation to the main operating businesses of the Group. This has all been achieved while maintaining or improving service levels of previous years, with an average of 56% fewer critical incidents year-on-year.

Finally, the transformation has been reinforced by the continuous effort and execution of simplification measures in the legacy systems, reducing servers, data centres and applications and increasing virtualisation.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	312,635.8	323,021.6	320,924.3	316,188.7	316,058.5	1.1
Fixed telephony accesses (1)	36,219.8	40,164.5	39,976.9	39,487.7	39,356.8	8.7
Internet and data accesses	18,195.7	21,229.3	21,410.4	21,344.3	21,486.2	18.1
Broadband	17,704.7	20,754.8	20,946.3	20,950.3	21,075.7	19.0
Fibre and VDSL	2,878.7	6,386.4	6,935.1	7,393.1	7,915.1	n.m.
Mobile accesses	252,753.8	253,597.5	251,382.7	247,085.1	246,850.2	(2.3)
Prepay	166,813.7	166,636.1	162,876.8	157,283.7	156,365.0	(6.3)
Contract	85,940.1	86,961.4	88,506.0	89,801.4	90,485.2	5.3
M2M	8,029.0	8,447.4	8,760.1	9,142.4	9,440.5	17.6
Pay TV	5,466.5	8,030.3	8,154.3	8,271.6	8,365.4	53.0

Wholesale Accesses	6,475.7	6,401.0	6,271.7	6,062.8	5,826.7	(10.0)

Total Accesses	319,111.5	329,422.6	327,196.0	322,251.5	321,885.2	0.9

Notes:

-	GVT and DTS accesses are consolidated from 1 May 2015.
-	O2 UK accesses are excluded from the first quarter of 2015 as a result of the discontinuation of the operation.
(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Chg
Prepay percentage (%)	66.0%	65.7%	64.8%	63.7%	63.3%	(2.7	p.p.)
Contract percentage (%)	34.0%	34.3%	35.2%	36.3%	36.7%	2.7	p.p.
Smartphones (‘000)	91,431.1	99,184.0	108,801.2	112,904.5	115,058.2	25.8
Prepay	46,368.5	51,139.4	56,510.6	58,547.6	59,781.4	28.9
Contract	45,062.5	48,044.6	52,290.6	54,356.9	55,276.8	22.7
Smartphone penetration (%)	38.3%	41.4%	45.9%	48.5%	49.4%	11.2	p.p.
Prepay	28.0%	30.9%	35.0%	37.5%	38.5%	10.5	p.p.
Contract	61.4%	64.8%	69.3%	71.0%	71.5%	10.1	p.p.
LTE (‘000)	14,059.4	18,571.7	23,577.9	29,708.2	35,569.1	153.0
LTE penetration (%)	5.7%	7.6%	9.7%	12.5%	15.0%	9.2	p.p.

Notes:

-	GVT and DTS accesses are consolidated from 1 May 2015.
-	O2 UK accesses are excluded from the first quarter of 2015 as a result of the discontinuation of the operation.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2016	2015	Reported		Organic
Revenues	10,784	11,543	(6.6)		3.4
Internal exp. capitalized in fixed assets	179	170	5.2		1.3
Operating expenses	(7,651)	(8,185)	(6.5)		2.7
Supplies	(2,895)	(3,058)	(5.4)		(0.9)
Personnel expenses	(1,617)	(1,634)	(1.0)		7.1
Other operating expenses	(3,139)	(3,493)	(10.1)		3.9
Other net income (expense)	58	30	91.6		88.4
Gain (loss) on sale of fixed assets	6	61	(90.4)		(70.2)
Impairment of goodwill and other assets	1	(1)	c.s.		c.s.
Operating income before D&A (OIBDA)	3,376	3,618	(6.7)		5.5
OIBDA Margin	31.3%	31.3%	(0.0	p.p.)	0.6	p.p.
Depreciation and amortization	(2,036)	(2,107)	(3.4)		1.5
Operating income (OI)	1,340	1,511	(11.3)		11.4
Share of profit (loss) of investments accounted for by the equity method	(3)	(3)	(6.8)
Net financial income (expense)	(661)	(644)	2.8
Profit before taxes from continuing operations	675	864	(21.9)
Corporate income tax	(269)	(385)	(30.2)
Profit for the period from continuing operations	406	479	(15.2)
Profit for the period from discontinued operations	377	1,304	(71.1)
Profit for the period	784	1,783	(56.1)
Non-controlling interests	(7)	19	c.s.
Net Income	776	1,802	(56.9)
Weighted average number of ordinary shares outstanding during the period (millions)	4,931	4,753	3.7
Continuing operations earnings per share (euros)	0.07	0.09	(27.8)
Discontinued operations earnings per share (euros)	0.08	0.27	(72.1)
Basic earnings per share (euros)	0.14	0.37	(60.9)

Notes:

-	The January-March 2016 consolidated financial information uses the exchange rate of the Venezuelan bolivar set at the denominated DICOM (273 Venezuelan bolivars fuertes per dollar at 31 March 2016).
-	From the first quarter of 2015 Telefónica UK’s operations are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.
-	The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2015, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.
-	Continuing operations earnings per share is calculated dividing profit for the period from continuing operations including non-controlling interests, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	Discontinued operations per share is calculated dividing profit for the period from discontinued operations by the weighted average number of ordinary shares outstanding during the period.
-	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.
-	Group consolidated results consolidate GVT and DTS’ results since 1 May 2015.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2016	2015	Reported	Organic
Revenues	10,784	11,543	(6.6)	3.4
Voice & access	4,701	5,877	(20.0)	(8.4)
FBB Connectivity	3,774	3,532	6.9	21.5
Services over Connectivity (SoC)	1,285	974	31.9	14.3
Others	1,024	1,160	(11.7)	(3.7)

TELEFÓNICA

GUIDANCE 2016

2015 Base		Operative 2016 Guidance	2016
			Jan-Mar
46,757	Revenues (% Chg YoY)	Growth > 4%	8.0%
31.5%	OIBDA margin (Chg YoY)	Stabilising vs. 2015	0.1	p.p.
16.8%	CapEx / Sales	Around 17%	14.2%

		Financial 2016 Guidance
	Net financial debt / OIBDA	Net financial debt / OIBDA < 2.35x	2.52x	(1)

-	Guidance criteria 2016: Assumes constant exchange rates as of 2015 (average FX in 2015) and maintaining current company perimeter. Excludes T. Venezuela’s and O2 UK’s results. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges. CapEx also excludes investment in spectrum.

2015 adjusted base excludes:

-	OIBDA excludes additionally tower sales, the provision for restructuring charges, the provision to optimize the distribution network in Spain, the provision for Telefónica Foundation, impairments and the final settlement agreement related to the acquisition of E-Plus.
-	CapEx excludes additionally spectrum acquisition.

2015 adjusted base includes GVT’s results in T. Brasil, along with DTS’ results in T. España, since May 2015.

Financial guidance criteria 2016:

-	Net financial debt / OIBDA adjusted for the closing of the sale of O2 UK.
(1)	Not considering price adjustments in O2 UK due to debt, working capital and other circumnstances that may occur before the closing of the sale.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - March			%
	2016 Reported	2016 Organic	2015 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	10,784	12,611	12,192	3.4		(6.6)
OIBDA	3,376	3,937	3,733	5.5		(6.7)
OIBDA margin	31.3%	31.2%	30.6%	0.6	p.p.	(0.0	p.p.)
Operating Income (OI)	1,340	1,657	1,488	11.4		(11.3)
CapEx	1,503	1,789	1,660	7.8		(10.6)
OpCF (OIBDA-CapEx)	1,873	2,148	2,073	3.6		(3.3)

	2016	2015
Reported revenues	10,784	11,543
Forex impact	1,813
Hyperinflation in Venezuela	15	(23)
Changes in the consolidation perimeter		672

Organic revenues	12,611	12,192

Reported OIBDA	3,376	3,618
Forex impact	529
Hyperinflation in Venezuela	11	3
Restructuring charges provision	22
Tower sales		(39)
Changes in the consolidation perimeter		151

Organic OIBDA	3,937	3,733

Reported CapEx	1,503	1,682
Forex impact	285
Hyperinflation in Venezuela	2	(2)
Spectrum acquisition	(2)	(161)
Changes in the consolidation perimeter		142

Organic CapEx	1,789	1,660

Notes:

-	The breakdown of the effects for the reconciliation of reported vs. organic 2016 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of January - March 2015. Forex impact on those effects is totally included under “Forex impact” epigraph.
-	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	March 2016	December 2015	% Chg
Non-current assets	91,133	91,398	(0.3)
Intangible assets	18,284	18,562	(1.5)
Goodwill	22,108	21,745	1.7
Property, plant and equipment and Investment properties	30,549	30,549	(0.0)
Investments accounted for by the equity method	63	74	(14.8)
Non-current financial assets	9,454	10,008	(5.5)
Deferred tax assets	10,676	10,460	2.1
Current assets	31,036	31,576	(1.7)
Inventories	1,248	1,360	(8.2)
Trade and other receivables	8,911	8,301	7.3
Tax receivables	1,177	1,341	(12.3)
Current financial assets	3,007	2,971	1.2
Cash and cash equivalents	2,804	2,599	7.9
Non-current assets classified as held for sale	13,889	15,004	(7.4)
Total Assets = Total Equity and Liabilities	122,169	122,974	(0.7)
Equity	27,776	27,556	0.8
Equity attributable to equity holders of the parent and other holders of equity instruments	17,940	17,891	0.3
Non-controlling interests	9,835	9,665	1.8
Non-current liabilities	62,994	60,549	4.0
Non-current interest-bearing debt	49,580	47,117	5.2
Non-current trade and other payables	2,150	2,381	(9.7)
Deferred tax liabilities	2,299	2,313	(0.6)
Non-current provisions	8,965	8,738	2.6
Current liabilities	31,399	34,869	(9.9)
Current interest-bearing debt	10,813	12,953	(16.5)
Current trade and other payables	12,969	14,235	(8.9)
Current tax payables	1,915	1,769	8.3
Current provisions	2,048	1,971	3.9
Liabilities associated with non-current assets held for sale	3,655	3,941	(7.2)
Financial Data
Net Financial debt (1)	50,213	49,921	0.6

Note:

-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.
-	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Figures in million euros. Net Financial Debt in March 2016 includes: Non-current interest-bearing debt + Non-current trade and other payables (878) + Current interest-bearing debt + Current trade and other payables (435) - Non-current financial assets (5,366) - Current financial assets - Current trade and other receivables (314) - Cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - March
		2016	2015	% Chg
I	Cash flow from operations	2,490	2,765	(10.0)
II	Net interest payment (1)	(883)	(906)
III	Payment for income tax	12	143
A=I+II+III	Net cash provided by operating activities	1,618	2,003	(19.2)
B	Net payment for investment in fixed and intangible assets	(1,967)	(2,297)
	Spectrum (2)	(2)	(96)
C=A+B	Net free cash flow after CapEx	(349)	(294)	18.8
D	Net Cash received from sale of Real Estate	0	1
E	Net payment for financial investment (3)	(44)	(86)
F	Net payment for operations with minority shareholders and treasury stock (4)	(756)	(63)
G=C+D+E+F	Free cash flow after dividends from continuing operations	(1,149)	(442)	160.3
L	Free cash flow after dividends from discontinued operations	490	362
H	Effects of exchange rate changes on net financial debt	(572)	546
I	Effects on net financial debt of changes in consolid. and others	205	(85)
J	Net financial debt at beginning of period	49,921	45,087
K=J-G-L+H+I	Net financial debt at end of period	50,213	45,627	10.1

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg
OIBDA	3,376	3,618	(6.7)
- CapEx accrued during the period	(1,503)	(1,682)
- Payments related to cancellation of commitments	(141)	(266)
- Net interest payment	(883)	(906)
- Payment for tax	12	143
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(6)	(59)
- Investment In working capital and other deferred income and expenses	(1,203)	(1,142)
= Net Free Cash Flow after CapEx	(349)	(294)	18.8
+ Payments related to cancellation of commitments	141	266
- Operations with minority shareholders	0	(26)
= Free Cash Flow from continuing operations	(208)	(54)	n.m.
+ Free Cash Flow from discontinued operations	277	417	(33.6)
= Free Cash Flow	69	363	(81.1)
Weighted average number of ordinary shares outstanding during the period (millions)	4,931	4,753
= Free Cash Flow per share from continuing operations (euros)	(0.04)	(0.01)	n.m.
= Free Cash Flow per share from discontinued operations (euros)	0.06	0.09	(36.0)
= Free Cash Flow per share (euros)	0.01	0.08	(81.7)

Notes:

-	From the first quarter of 2015 Telefónica UK’s operations are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
-	The January-March 2016 consolidated financial information uses the exchange rate of the Venezuelan bolivar set at the denominated DICOM (273 Venezuelan bolivars fuertes per dollar at 31 March 2016).
-	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
-	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
-	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. 2016 includes: 1 in Colombia and 1 in Germany. 2015 includes: 67 in Ecuador, 22 in Spain, 6 in Chile and 2 in Colombia.
(3)	Includes in 2015 the purchase of a minority stake in Mediaset Premium.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		March 2016
	Long-term debt (1)	50,458
	Short term debt including current maturities (2)	11,248
	Cash and cash equivalents	(2,804)
	Short and Long-term financial investments (3)	(8,687)
A	Net Financial Debt	50,213
	Gross commitments related to employee benefits (4)	6,041
	Value of associated Long-term assets (5)	(737)
	Taxes receivable (6)	(1,597)
B	Net commitments related to employee benefits	3,707
A + B	Total Debt + Commitments	53,920
	Net Financial Debt / OIBDA (7)	3.02	x

-	Notes:

-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.
-	2015 reported figures include the hyperinflationary adjustments in Venezuela.
(1)	Includes “Non current interest-bearing debt” and 878 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 435 million euros of “Other current payables”.
(3)	Includes “Current financial assets”, 5,366 million euros of “Non-current financial assets” and 314 million euros of “Trade and other current receivables”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, “Provisions for Pension Funds of Other Companies” and “Voluntary Employment Suspension Plan”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating DTS and GVT OIBDA corresponding to April 2015 and excluding the non-recurring impact from restructuring costs in the 12 months rolling and the firm commitments relating to the Telefónica Foundation’s social activities.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Mar 2016	Jan - Mar 2015	March 2016	December 2015
USA (US Dollar/Euro)	1.102	1.126	1.138	1.089
United Kingdom (Sterling/Euro)	0.770	0.743	0.792	0.734
Argentina (Argentine Peso/Euro)	15.894	9.788	16.601	14.197
Brazil (Brazilian Real/Euro)	4.290	3.215	4.052	4.251
Chile (Chilean Peso/Euro)	772.332	703.349	762.567	773.150
Colombia (Colombian Peso/Euro)	3,577.459	2,784.003	3,416.211	3,428.826
Costa Rica (Colon/Euro)	597.729	610.128	617.284	593.120
Guatemala (Quetzal/Euro)	8.459	8.599	8.779	8.309
Mexico (Mexican Peso/Euro)	19.850	16.844	19.624	18.779
Nicaragua (Cordoba/Euro)	30.966	30.140	32.184	30.405
Peru (Peruvian Nuevo Sol/Euro)	3.799	3.444	3.786	3.713
Uruguay (Uruguayan Peso/Euro)	34.755	27.880	36.138	32.604
Venezuela (Bolivar Fuerte/Euro) (3)	310.752	56.057	310.752	216.310

(1)	Average exchange rates for the period.
(2)	Exchange rates as of 31/03/16 and 31/12/15.
(3)	After considering Venezuela as a hyperinflationary country, the P&L and CapEx for Telefónica’s operations in Venezuela are converted to the Bolivar Fuerte/Euro exchange rate at close. The January-March 2016 consolidated financial information uses the exchange rate of the Venezuelan bolivar set at the denominated DICOM (273 Venezuelan bolivars fuertes per dollar at 31 March 2016).

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	March 2016
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	71%	14%	13%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	March 2016
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	78%	23%	-1%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Stable	25/03/2015
S&P1	BBB	A-2	Positive	28/05/2015
Fitch[1]	BBB+	F-2	Stable	26/06/2015

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Cash-settled equity-linked bonds related to Telefónica, S.A. shares	9-Mar-16	600	EUR	Telefónica Participaciones, S.A.U.	0.000%	9-Mar-21	S1377251423
Eurobond	13-Apr-16	1,400	EUR	Telefónica Emisiones, S.A.U.	0.750%	13-Apr-22	S1394777665
Eurobond	13-Apr-16	1,350	EUR	Telefónica Emisiones, S.A.U.	1.460%	13-Apr-26	S1394764689

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-21
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-19
Loan on supplies	8-Mar-16	300	EUR	Telefónica, S.A.	8-Mar-21
Syndicated facility	22-Mar-16	750	EUR	Telefónica Germany GmbH & Co. OHG	22-Mar-21
Club deal loan	15-Apr-16	150	USD	Telefónica Móviles Chile	15-Apr-21

02

TELEFÓNICA ESPAÑA

Telefónica España showed a clear recovery in its first quarter 2016 results, with organic growth of 0.2% year-on-year in revenues (+8.6% reported) and 2.0% in OIBDA, which is a significant change in the trend as revenues and OIBDA had not grown year-on-year simultaneously since the third quarter of 2008.

Commercial activity in the quarter was affected by the tariff repositioning in the consumer segment, mainly in fixed broadband services, mobile contract and “Fusión”.

Total accesses stood at 41.7 million, of which 28.1 million were consumer accesses (-2% organic year-on-year in both).

Consumer “Movistar Fusión” customers reached 4.2 million (+9% year-on-year), and 2.0 million additional mobile lines (+8% year-on-year). Quarterly net additions amounted to 69 thousand, lower than the previous quarter (138 thousand) due to the impact of the change in tariffs. In the Consumer segment, “Fusión” now accounts for 82% of fixed broadband customers, 74% of TV customers and 69% of mobile contract customers.

The acquisition of high-value customers was sustained by the quarterly gross additions, since 51% are completely new customers and 91% incorporated at least one new service. As a result, the higher penetration of value services in the “Fusión” customer base is noteworthy; 30% now have ultrafast fibre (+7 percentage points year-on-year) and 66% pay TV (+16 percentage points year-on-year).

The quarterly ARPU for Consumer “Fusión” stood at 78.2 euros (+14% year-on-year, +7% quarter-on-quarter) driven by the tariff refresh in May 2015 and February 2016 and the greater weight of high-value customers after the end of the Premium TV promotion. Churn stood at 1.3% (+0.4 percentage points year-on-year; +0.2 percentage points quarter-on-quarter), significantly lower compared with the churn for standalone services, and reflecting the higher loyalty of the growing base of convergent customers.

Retail fixed telephony accesses (-4% year-on-year) fell by 95 thousand accesses in the quarter, although their performance recovered monthly in the quarter (-17 thousand in March) thanks to the improvement in gross additions and churn.

Retail broadband accesses grew by 1% year-on-year, with net quarterly additions of 17 thousand accesses mainly affected by the uptick in churn (1.5%; +0.2 percentage points year-on-year). However, commercial activity improved throughout the quarter and stabilised in the month of March (net additions +20 thousand).

Fibre accesses stood at 2.5 million (1.6x vs. March 2015), and represent 41% of broadband accesses (+15 percentage points year-on-year; +4 percentage points quarter-on-quarter), with net additions of 235 thousand in January-March. Ultrafast fibre accesses (additional ARPU of 12 euros, including VAT), account for 67% of the fibre base, after adding 111 thousand in the quarter. The fibre-to-the-home coverage increased by 700 thousand new premises passed reaching 15 million, the widest coverage in Europe.

Pay TV accesses totalled 3.7 million (+4% organic year-on-year) including 823 thousand DTS accesses via satellite. Net additions in January-March, affected by the change in tariffs, increased to 56 thousand as a result of the net additions of IPTV (+159 thousand) and the net loss of satellite TV customers (-103 thousand), at the same time impacted by the migration of 44 thousand DTS customers to “Fusión”. Churn in the quarter stood at 1.8% (-0.5 percentage points quarter-on-quarter).

Mobile accesses (17.1 million; -2% year-on-year), reflect the continuous growth in contract (+1%) with net losses in the quarter of 17 thousand accesses (-65 thousand ex-M2M; vs. +17 thousand in the previous quarter) affected by the repositioning of tariffs in the consumer segment and a higher competitive pressure. However, commercial momentum recovered in March. Contract churn ex-M2M stood at 1.4% in the quarter (-0.1 percentage points year-on-year).

Smartphone penetration (67%; +4 percentage points year-on-year) is driving mobile data traffic (+69% year-on-year). LTE coverage reached 83% (+8 percentage points vs. December) and LTE penetration 30% (+16 percentage points year-on-year).

Wholesale accesses amounted to 4.9 million (-9% year-on-year), with net losses of 171 thousand accesses. Meanwhile, wholesale fibre accesses grew to 219 thousand (tripling year-on-year).

Operating revenue (3,126 million euros) increased by 0.2% year-on-year in organic terms, with an improvement of 2.1 percentage points compared with the previous quarter (+8.6% reported). Excluding mobile handset sales, revenues grew by 1.0% organic. Breakdown by item:

Consumer revenues (1,626 million euros) grew by 1.8% organic year-on-year driven by updated tariffs in 2015 and 2016 associated mainly with value increase and by the customer base growth. It is worth highlighting the strong growth “Fusión” revenues (979 million euros; +26.2% year-on-year) which more than offset the drop in “non-Fusión” revenues.

Business revenues (836 million euros) decreased by 2.8% year-on-year organic mainly due to lower traditional communications revenues (-5.3% in organic terms), which continued to improve their trend. On the other hand, IT revenues maintained a strong growth rate (+9.5% in organic terms).

Other revenues (548 million euros) grew by 5.1% year-on-year in organic terms mainly due to the growth in wholesale TV revenues.

Operating expenses reached 1,954 million euros in January-March, declining 1.3% year-on-year (+0.4% organic in the previous quarter) due to the higher reduction in “other operating expenses”.

Supplies (781 million euros) increased 0.2% organic year-on-year (-2.6% the previous quarter) due to higher content and interconnection costs. Net content costs (of wholesale TV revenues) increased 5.8% year-on-year organic (vs. -8.0% in the previous quarter) due to the inclusion of the Champions League in “Movistar+”.

Personnel expenses (593 million euros) increased by 3.0% organic year-on-year (+4.4% the previous year), mainly due to the effects of the new collective agreement. As of March 2016, the total headcount of T. España stood at 31,118 employees. In relation to the Employment Suspension Plan, the bulk of the employees that joined the plan left on 1 April, thus it had no relevant impact on savings in the first quarter.

Other operating expenses (580 million euros) decreased by 7.2% organic year-on-year (+1.2% previous quarter) mainly due to lower commercial costs (handset promotions, advertising and tele-assistance), associated with activity in the quarter.

OIBDA amounted to 1,266 million euros in January-March and grew 2.0% organic year-on-year (+9.5% percentage points vs. the previous quarter). OIBDA margin stood at 40.5% in January-March (+0.7 percentage points year-on-year in organic terms).

CapEx amounted to 427 million euros in the first quarter of the year (+7% organic year-on-year).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2016	2015	Reported		Organic
Revenues	3,126	2,878	8.6		0.2
Mobile handset revenues	117	142	(18.2)		(18.2)
Revenues ex-mobile handset revenues	3,009	2,736	10.0		1.0
Consumer (1)	1,626	1,380	17.8		1.8
Fusión	979	776	26.2		26.2
Non-Fusión	647	604	7.1		(21.3)
Business	836	860	(2.8)		(2.8)
Communications	677	715	(5.3)		(5.3)
IT	158	145	9.5		9.5
Other (2)	548	496	10.4		5.1
Internal expenditure capitalized in fixed assets	87	88	(1.1)		(1.2)
Operating expenses	(1,954)	(1,735)	12.6		(1.3)
Supplies	(781)	(604)	29.2		0.2
Personnel expenses	(593)	(557)	6.5		3.0
Other operating expenses	(580)	(573)	1.1		(7.2)
Other net income (expense)	5	5	(6.1)		(15.8)
Gain (loss) on sale of fixed assets	4	46	(90.6)		(43.7)
Impairment of goodwill and other assets	(1)	(0)	n.m.		n.m.
Operating income before D&A (OIBDA)	1,266	1,282	(1.2)		2.0
OIBDA Margin	40.5%	44.5%	(4.0	p.p.)	0.7	p.p.
CapEx	427	414	3.2		7.3
Spectrum	—	22	—		—
OpCF (OIBDA-CapEx)	840	868	(3.3)		(0.5)

Note:

-	The reported figures include DTS in Telefónica España’s consolidation perimeter from 1 May 2015.
-	OIBDA and OI before management and brand fees.
-	Mobile handset revenues have been restated from 1 January 2015 including all the business of Telefónica España (previously only Telefónica Móviles España).
(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Var
Final Clients Accesses	35,882.6	36,958.2	36,868.1	36,935.6	36,791.3	2.5
Fixed telephony accesses (1)	10,321.9	10,126.6	10,064.9	10,005.6	9,910.6	(4.0)
Internet and data accesses	5,972.7	5,905.1	5,947.8	6,000.0	6,012.8	0.7
Broadband	5,928.3	5,861.0	5,906.1	5,962.0	5,978.6	0.8
Fibre	1,560.3	1,720.7	1,950.5	2,223.0	2,458.3	57.6
Mobile accesses	17,448.6	17,330.7	17,272.0	17,258.5	17,140.1	(1.8)
Prepay	3,122.6	2,989.1	2,881.1	2,777.1	2,675.7	(14.3)
Contract	14,325.9	14,341.6	14,390.9	14,481.4	14,464.5	1.0
M2M	1,662.4	1,726.5	1,705.6	1,778.8	1,827.2	9.9
Pay TV (2)	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	74.2

Wholesale Accesses	5,333.6	5,286.7	5,200.4	5,037.7	4,866.9	(8.7)
Fibre	74.0	115.9	149.9	178.0	218.5	195.1

Total Accesses	41,658.2	41,658.2	41,658.2	41,658.2	41,658.2	1.1

(1)	Includes fixed wireless and VoIP accesses.
(2)	From the second quarter of 2015, Pay TV accesses include DTS.

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Var
Fixed telephony accesses	7,782.2	7,609.9	7,559.7	7,509.9	7,428.5	(4.5)
Internet and data accesses	5,119.0	5,049.6	5,089.0	5,135.8	5,145.4	0.5
Mobile accesses	12,240.0	12,049.3	12,001.3	11,920.1	11,759.7	(3.9)
Prepay	3,122.6	2,989.2	2,881.1	2,777.1	2,675.7	(14.3)
Contract	9,117.3	9,060.0	9,120.2	9,143.0	9,084.0	(0.4)
Pay TV	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	74.2

Total Consumer Accesses	27,280.6	28,304.5	28,233.5	28,237.2	28,061.4	2.9

TOTAL MOBILE ACCESSES

Unaudited figures

	2015				2016
	March	June	September	December	March	% Var
Prepay percentage (%)	17.9%	17.2%	16.7%	16.1%	15.6%	(2.3	p.p.)
Contract percentage (%)	82.1%	82.8%	83.3%	83.9%	84.4%	2.3	p.p.
Smartphones (‘000)	9,801.4	9,877.2	10,052.6	10,169.0	10,200.2	4.1
Prepay	365.7	351.4	348.8	383.5	366.3	0.2
Contract	9,435.7	9,525.8	9,703.8	9,785.5	9,833.9	4.2
Smartphone penetration (%)	62.8%	64.0%	65.2%	66.3%	67.2%	4.4	p.p.
Prepay (%)	11.7%	11.8%	12.1%	13.8%	13.7%	2.0	p.p.
Contract (%)	75.6%	76.5%	77.4%	77.9%	78.7%	3.1	p.p.
LTE (‘000)	2,159.4	2,554.2	2,995.9	3,293.0	4,520.7	109.4
LTE penetration (%)	13.7%	16.4%	19.2%	21.3%	29.5%	15.8	p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Var
Fusión Customers	3,866.2	3,880.7	4,002.7	4,140.3	4,209.1	8.9
Fibre 100/300	891.8	957.1	1,064.4	1,188.1	1,267.4	42.1
IPTV	1,926.6	2,035.7	2,339.1	2,600.2	2,768.6	43.7
Mobile add-ons	1,870.5	1,915.2	1,969.1	2,016.5	2,023.3	8.2

CONSUMER FUSIÓN

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Var
Fusión ARPU (EUR)	68.6	71.3	73.8	73.2	78.2	14.1
Fusión churn	0.9%	1.4%	1.1%	1.1%	1.3%	0.4	p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Var
Total voice traffic (Million minutes)	42,519	41,490	41,490	41,490	38,139	(10.3)
Fixed voice traffic	23,895	22,866	22,866	22,866	20,456	(14.4)
Mobile voice traffic	18,624	18,624	18,624	18,624	17,683	(5.1)
Total data traffic (TB)	1,007,617	946,695	1,075,921	1,237,898	1,333,989	32.4
Fixed data traffic	982,743	916,869	1,037,339	1,200,768	1,291,860	31.5
Mobile data traffic	24,874	29,826	38,582	37,129	42,129	69.4

Notes:

Since 1 January 2015:

-	Consumer accesses (Fusión + Non-Fusión) include accesses of services taken out by the Consumer segment (including SOHOs).
-	Fusión Consumer ARPU: average monthly Consumer Fusión revenue divided by average customers for the period.
-	Fusión Consumer customer base excludes SME’s customers.
-	Fusión Consumer mobile add-ons include “Vive 13” accesses associated to Fusión packages.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

In the first quarter of 2016 Telefónica Deutschland continued to drive momentum in a dynamic market, while at the same time made further progress with a number of integration projects (started to unify the brand and tariff portfolio). In addition, the Company is focussing on the execution of crucial projects in 2016 with longer lead times that will generate savings in the latter years, while requiring upfront investments in the first half of 2016 (repositioning of the O2 brand, customer base migration, network integration and IT transformation).

Commercially, the Company continued to focus on the O2 brand in premium and supporting data usage in prepaid by introducing LTE for new O2 customers from February 2016. In addition, the launch of the convergent proposition “O2 Blue One” helps cross and upselling across the customer base.

The total access base was higher by 1% year-on-year and stood at 48.3 million at the end of March, mainly on the back of a 2% of mobile growth (43.0 million). The contract mobile customer base (45% of total) grew by 2% year-on-year, with 181 thousand quarterly net additions, driven by the continued strong performance of partners and with focus maintained on retention over acquisition. The prepay access base (+2% year-on-year; 23.7 million) posted 236 thousand net disconnections mainly due to seasonal effects.

Smartphone penetration reached 55%, up 6 percentage points year-on-year, reflecting the strong increase in LTE acceses (8.7 million accesses; +10% quarter-on-quarter). Thus, LTE penetration improved by 8 percentage points year-on-year (+2 percentage points quarter-on-quarter) to 21% and drove mobile data traffic (+28% year-on-year vs January-March 2015).

As a result, data ARPU turned to growth in the quarter (+3.1% year-on-year vs -3.7% in the fourth quarter), with non-SMS data ARPU growing 10.3% year-on-year and driving better contract ARPU performance (-3.8% year-on-year vs -4.3% in the previous quarter). Prepay segment ARPU continued to grow (+1.3% vs +2.7% in the fourth quarter) and mobile ARPU trends stabilised (-3.3% vs -3.2% year-on-year in October-December period).

Retail broadband posted the best performance since the second quarter of 2011 driven by strong uptake of VDSL (76 thousand net additions in the period until March) which more than offset DSL disconnections and resulted in 3 thousand retail broadband net additions.

Revenues in the first three months of 2016 declined by 2.3% year-on-year to 1,858 million euros. Mobile service revenues remain pressured by partner customer mix and posted similar performance as in previous quarter (-1.3% year-on-year in the first quarter vs -1.0% in previous). Fixed revenues sustained revenue evolution vs. previous quarter (-3.1% vs -3.2% in the fourth quarter of 2015) while handset revenue declined 5.5% year-on-year (+17.9% year-on-year in October-December).

Mobile service revenues totalled 1,336 million euros (-1.3% year-on-year) in the first quarter, reflecting the higher share of wholesale revenues as well as regulatory headwinds (interconnection rate cuts explain 0.3 percentage points of year-on-year decline).

Mobile data revenues (729 million euros in January-March 2016) were up by 5.4% year-on-year due to the strong growth of non-SMS data revenues (550 million euros; +12.7% year-on-year) more than offsetting the declining SMS-usage. As a result, mobile data revenues over mobile service revenues increased 4 percentage points to 55% and non-SMS data represented 75% of mobile data revenues (+5 percentage points higher year-on-year).

Handset sales declined by 5.5% year-on-year to 267 million euros for the January to March period as a result of handset saturation in the market after a particular strong fourth quarter in 2015 and in line with market dynamics.

Fixed revenues totalled 253 million euros (-3.1% year-on-year) in the quarter, reflecting the performance of retail fixed broadband driven by VDSL uptake and the good evolution of the carrier voice business, while wholesale fixed broadband declined.

Operating expenses were 1,483 million euros for January to March 2016; lower by 5.0% year-on-year (excluding restructuring expenses of 23 million euros in the first quarter: 18 million euros in personnel expenses and 4 million euros in other operating expenses) on the back of synergies. Breakdown by component:

Supplies declined 4.6% to 629 million euros in the quarter and improved their performance vs the fourth quarter (-2.0% year-on-year), mainly as a result of lower interconnection and hardware costs.

Personnel expenses (173 million euros) dropped 13.2% year-on-year (excluding restructuring costs), mainly benefitting from the execution of the first wave of the restructuring programme. Slowdown in personnel expenses vs the fourth quarter (-18.2% year-on-year) is the result of annualisation of savings.

Other operating expenses totalled 681 million euros in the first quarter, 3.4% lower year-on-year (excluding restructuring expenses) vs -2.5% in the fourth quarter; mainly as savings from integration initiatives offset investments in the Companys brands and upfront costs related with the large integration initiatives started in 2016.

OIBDA in the period up to March totalled 392 million euros and grew by 6.2% year-on-year (excluding restructuring costs of 23 million euros in the first quarter of 2016 and excluding the gain from the disposal of “yourfone” of 17 million euros in the same period of 2015) leveraged on synergy capture from the rollover of 2015 initiatives executed (55 million euros). In reported terms, OIBDA was 3.8% lower year-on-year.

OIBDA margin stood at 21.1% in the first quarter, up 1.8 percentage points year-on-year (excluding the above non-recurrent impacts).

CapEx amounted to 220 million euros (-1.2% year-on-year) mainly due to different year-on-year phasing across the year, as investments are back-end loaded on the expected intensification of the network integration effort in the second half of 2016.

Operating Cash Flow (OIBDA-CapEx) was 173 million euros; +16.0% year-on-year organic and excluding non-recurrents.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2016	2015	Reported		Organic
Revenues	1,858	1,901	(2.3)		(2.3)
Mobile Business	1,603	1,636	(2.0)		(2.0)
Mobile service revenues	1,336	1,354	(1.3)		(1.3)
Data revenues	729	692	5.4		5.4
Handset revenues	267	282	(5.5)		(5.5)
Fixed Business	253	261	(3.1)		(3.1)
FBB and new services (1)	192	198	(2.9)		(2.9)
Voice & access revenues	61	63	(3.8)		(3.8)
Internal expenditure capitalized in fixed assets	25	23	8.3		8.3
Operating expenses	(1,483)	(1,543)	(3.9)		(5.0)
Supplies	(629)	(659)	(4.6)		(4.6)
Personnel expenses	(173)	(179)	(3.1)		(13.2)
Other operating expenses	(681)	(705)	(3.4)		(3.4)
Other net income (expense)	(7)	10	c.s.		c.s.
Gain (loss) on sale of fixed assets	0	17	(99.1)		(99.1)
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	392	408	(3.8)		1.7
OIBDA Margin	21.1%	21.5%	(0.3	p.p.)	0.9	p.p.
CapEx	220	221	(0.5)		(1.2)
Spectrum	2	—
OpCF (OIBDA-CapEx)	173	187	(7.8)		5.1

Note:

-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	46,572.8	46,981.4	47,627.2	47,391.2	47,341.7	1.7
Fixed telephony accesses (1)	2,022.0	2,009.7	1,999.9	1,997.8	2,002.8	(0.9)
Internet and data accesses	2,371.6	2,354.7	2,338.7	2,330.6	2,330.9	(1.7)
Broadband	2,128.3	2,115.2	2,102.7	2,098.0	2,101.5	(1.3)
VDSL	322.2	379.8	444.0	516.8	593.0	84.1
Mobile accesses	42,179.2	42,617.0	43,288.6	43,062.8	43,008.0	2.0
Prepay	23,264.2	23,500.9	24,003.7	23,979.4	23,743.5	2.1
Contract (2)	18,915.0	19,116.1	19,284.9	19,083.4	19,264.4	1.8
M2M	443.4	506.2	570.7	632.0	682.2	53.9
Wholesale Accesses	1,085.3	1,059.3	1,017.5	972.0	910.5	(16.1)

Total Accesses	47,658.1	48,040.7	48,644.7	48,363.2	48,252.2	1.2

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the fourth quarter of 2015, 400 thousand inactive customer accesses were excluded.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Chg
Prepay percentage (%)	55.2%	55.1%	55.5%	55.7%	55.2%	0.1	p.p.
Contract percentage (%)	44.8%	44.9%	44.5%	44.3%	44.8%	(0.1	p.p.)
Smartphones (‘000)	20,364.1	21,153.4	22,145.5	22,594.3	23,083.0	13.4
Prepay	9,086.7	9,538.8	10,097.5	10,279.7	10,678.9	17.5
Contract	11,277.4	11,614.6	12,048.0	12,314.6	12,404.1	10.0
Smartphone penetration (%)	49.8%	51.3%	52.9%	54.2%	55.4%	5.6	p.p.
Prepay	39.6%	41.1%	42.6%	43.3%	45.4%	5.8	p.p.
Contract	63.0%	64.4%	66.4%	68.7%	68.6%	5.5	p.p.
LTE (‘000)	5,146.0	6,093.0	7,002.2	7,883.5	8,690.5	68.9
LTE penetration (%)	12.3%	14.5%	16.4%	18.6%	20.5%	8.2	p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg
Voice traffic (Million minutes)	30,769	29,334	28,324	29,450	28,910	(6.0)
Fixed voice traffic	6,533	5,686	4,915	5,067	5,214	(20.2)
Mobile voice traffic	24,236	23,647	23,409	24,383	23,696	(2.2)
Data traffic (TB)	485,180	497,059	514,154	603,296	664,202	36.9
Fixed data traffic (1)	445,008	454,804	468,256	552,795	612,603	37.7
Mobile data traffic	40,172	42,255	45,898	50,501	51,599	28.4
Mobile ARPU (EUR)	11	11	11	11	10	(3.3)
Prepay	5.6	5.9	6.0	5.8	5.7	1.3
Contract (2)	17.2	17.2	17.4	16.9	16.6	(3.8)
Data ARPU (EUR)	5.5	5.6	5.6	5.5	5.6	3.1
% non-SMS over data revenues	70.5%	71.5%	71.9%	72.5%	75.4%	4.9	p.p.
Mobile churn	2.4%	2.1%	2.1%	2.8%	2.5%	0.1	p.p.
Contract (2)	1.7%	1.7%	1.7%	2.4%	1.8%	0.1	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Includes solely traffic pertaining to FBB accesses, not Business customers.
(2)	Excludes M2M.

04

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

Telefónica Brasil improved its profitability in the quarter, accelerating OIBDA growth year-on-year, leveraged on the data centric strategy and with a focus on capturing synergies and efficiencies, offsetting the macro impact. Additionally, the Company continues to reinforce its positioning in the highest value segments: mobile contract, fibre and pay TV.

The quarterly results are affected by the cut in mobile termination rates (-33.8%), in the fixed-mobile retail tariff (VC: -20.6%) and in the fixed local and interurban tariffs (TU-RL: -65.9%; TU-RIU: -21.3%) since 24 February 2016.

Telefónica managed 97.3 million accesses in Brazil, 8% lower than in March 2015 due to the more restrictive calculation of prepaid accesses. Mobile accesses stood at 73.3 million and decreased by 10.5% year-on-year due to lower prepay accesses, partially neutralised by the increase in contract.

Quarterly net additions in contract reached to 179 thousand accesses in a context of lower commercial activity across the market. It is worth highlighting the year-on-year stability of churn (1.8%), despite the macroeconomic deterioration. Thus, market share in contract stood at 42.4% (+0.8 percentage points year-on-year), after capturing 41% of new accesses in January and February.

LTE accesses posted strong growth (3x times year-on-year) to 12.5 million, after increasing coverage to 188 cities (47% of population coverage), maintaining its market leadership (36.3% share as of February).

ARPU increased 13.7% vs. January-March 2015, driven by data ARPU acceleration (+37.0% year-on-year) which offset the negative impact of the incoming ARPU (lower termination rates).

The year-on-year variances in the fixed business were affected by the homogenisation of accesses criteria with GVT in the fourth quarter of 2015 (with no impact on revenue). For this reason, and due to fixed-mobile substitution, traditional accesses declined 2% year-on-year.

Retail broadband accesses increased by 4% year-on-year to 7.2 million accesses as of March. Fibre accesses accounted for 54% of the base (+4 percentage points year-on-year) reaching 3.9 million accesses (637 thousand FTTH) increasing the number of premises passed with FTTx to 16.8 million (4.7 million premises passed with FTTH in Sao Paolo).

The roll-out of fibre, together with the improvement in the quality of the customer base (accesses with speeds above 30 Mbps now account for 12 % of total broadband accesses, +5 percentage points year-on-year), led to a better ARPU growth year-on-year (+7.7% year-on-year).

Pay TV accesses totalled 1.8 million (+5% year-on-year) and ARPU growth accelerated to 12.6% in the quarter due to the greater weight of premium accesses (67% of the total base, +7 percentage points year-on-year). Accesses decreased by one thousand worsening compared with net additions of 74 thousand of the first quarter of 2015 as a result of a more selective commercial strategy.

Revenues for the period January-March 2016 increased to 2,431 million euros and increased by 0.6% year-on-year (+3.3% excluding regulatory changes), but decelerated 2.7 percentage points compared with the previous quarter due to lower handset sales, the deterioration in the macroeconomic environment and the strong growth in the previous year following measures adopted to improve mobile data monetisation. Service revenues increased by 1.1% (+4.1% excluding regulatory changes).

Mobile service revenues (1,378 million euros) increased by 0.4% compared with the first three months of 2015, impacted by regulatory changes (+3.3% excluding that effect) and lower voice consumption, mainly in prepay.

Data revenues grew 24.0% year-on-year, boosted by 4G accesses and smartphones, and accounted for 48% of service revenues (+9 percentage points year-on-year). Non-SMS data revenues represented 86% of total data revenues (+4 percentage points vs. the first three months of 2015) and increased 30.5% year-on-year, remaining as the main revenue growth lever, despite tougher year-on-year comparison (data revenue accelerated significantly from the first quarter of the previous year).

Handset revenues declined 10.9% year-on-year in the quarter (+16.4% in the fourth quarter) as a result of lower commercial activity and lower handset upgrades, although this was partially offset by the higher average price of handsets (higher mix of high-end devices due to the focus on high-value gross additions and profitability).

Fixed business revenues totalled 983 million euros in January-March (+2.0% year-on-year) driven by fibre and pay TV revenues and despite the higher regulatory impact (-2.5 percentage points in the year-on-year change in the quarter and -2.1 percentage points in the fourth quarter).

Broadband and new services revenues increased to 352 million euros in the quarter (+2.8% year-on-year) and TV revenues increased 21.1% year-on-year.

Operating expenses (1,656 million euros) declined 1.0% vs January-March 2015, significantly improving the year-on-year evolution compared with the previous quarter (+5.6% in the fourth quarter) despite the impact of inflation mainly thanks to the execution of efficiency measures, more selective commercial spend and the positive impact of regulatory changes.

Supplies (524 million euros) decreased 5.5% vs. the first quarter of 2015, mainly as a result of the positive impact of termination rates cuts. The improved year-on-year performance vs the fourth quarter (+5.3% year-on-year) was mainly due to lower consumption of hardware as a result of commercial spend optimisation (more selective commercial activity with a focus on profitable customers).

Personnel expenses (249 million euros in the first three months) grew 4.6% year-on-year (5.5% in the fourth quarter), as a result of the insourcing of a subcontract and inflation, although the increase continued to be lower than the growth in salaries thanks to the restructuring plans implemented.

Other operating expenses (883 million euros in the first three months) increased by 0.4% year-on-year as a result of the higher energy expense which was practically offset by the lower provision for bad debt (-13.4%). The strong improvement in year-on-year performance (+5.9% in the fourth quarter) is a result of lower commercial spend, customer service and provision for bad debt.

OIBDA totalled 805 million euros in the first three months of the year and grew 8.2% year-on-year. This performance reflected the implementation of different cost containment and simplification measures and the benefits obtained through synergies. As such, OIBDA margin stood at 33.1% in the quarter (+2.3 percentage points year-on-year).

First quarter results do not include the capital gains registered in Telefónica Brasil from the sales of towers to Telxius.

CapEx reached 348 million euros in the quarter (-12.6% year-on-year) and was dedicated mainly to boosting commercial growth and offering a differential quality in connectivity.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2016	2015	Reported		Organic
Revenues	2,431	2,794	(13.0)		0.6
Mobile Business	1,448	1,942	(25.4)		(0.3)
Mobile service revenues	1,378	1,836	(25.0)		0.4
Data revenues	667	718	(7.1)		24.0
Handset revenues	70	105	(33.2)		(10.9)
Fixed Business	983	852	15.4		2.0
FBB and new services (1)	352	310	13.4		2.8
Pay TV	111	52	111.5		21.1
Voice & access revenues	520	489	6.3		(1.8)
Internal exp. capitalized in fixed assets	25	10	144.7		10.5
Operating expenses	(1,656)	(1,933)	(14.3)		(1.0)
Supplies	(524)	(665)	(21.2)		(5.5)
Personnel expenses	(249)	(220)	13.0		4.6
Other operating expenses	(883)	(1,048)	(15.7)		0.4
Other net income (expense)	2	(28)	c.s.		c.s.
Gain (loss) on sale of fixed assets	1	(2)	c.s.		c.s.
Impairment of goodwill and other assets	2	(1)	c.s.		c.s.
Operating income before D&A (OIBDA)	805	840	(4.1)		8.2
OIBDA Margin	33.1%	30.1%	3.0	p.p.	2.3	p.p.
CapEx	348	395	(11.9)		(12.6)
Spectrum	—	—
OpCF (OIBDA-CapEx)	457	445	2.8		32.1

Note:

-	The Consolidated Income Statement of Telefónica Brasil includes GVT since 1 May 2015.
-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	97,339.9	106,528.1	103,432.6	96,899.3	97,283.7	(0.1)
Fixed telephony accesses (1)	10,609.4	14,869.6	14,876.8	14,654.5	14,945.4	40.9
Internet and data accesses	4,066.5	7,224.0	7,319.5	7,195.5	7,294.2	79.4
Broadband	3,926.5	7,092.4	7,191.5	7,129.5	7,229.2	84.1
Fibre	428.5	3,640.8	3,788.6	3,779.9	3,913.5	n.m.
Mobile accesses	81,873.2	82,648.6	79,407.1	73,261.3	73,257.4	(10.5)
Prepay	52,972.3	53,068.7	48,978.8	42,194.4	42,011.5	(20.7)
Contract	28,900.8	29,580.0	30,428.3	31,066.9	31,245.8	8.1
M2M	3,687.5	3,935.2	4,105.7	4,234.7	4,390.0	19.1
Pay TV	790.9	1,785.9	1,829.2	1,787.9	1,786.7	125.9
Wholesale Accesses	25.4	23.6	22.9	22.3	21.0	(17.0)

Total Accesses T. Brasil	97,365.2	106,551.7	103,455.5	96,921.5	97,304.7	(0.1)

Terra Accesses	269.0	172.1	159.9	150.3	141.5	(47.4)

-	GVT accesses are consolidated from 1 May 2015.
(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Chg
Prepay percentage (%)	64.7%	64.2%	61.7%	57.6%	57.3%	(7.4	p.p.)
Contract percentage (%)	35.3%	35.8%	38.3%	42.4%	42.7%	7.4	p.p.
Smartphones (‘000)	30,216.9	32,732.7	39,117.1	39,911.7	40,327.0	33.5
Prepay	18,710.6	19,372.1	22,945.3	22,376.4	22,977.1	22.8
Contract	11,506.3	13,360.6	16,171.8	17,535.4	17,349.9	50.8
Smartphone penetration (%)	40.3%	43.3%	54.2%	60.4%	61.0%	20.7	p.p.
Prepay	35.5%	36.7%	47.1%	53.4%	55.1%	19.6	p.p.
Contract	51.8%	58.8%	68.9%	72.7%	71.1%	19.3	p.p.
LTE (‘000)	3,943.1	5,691.1	7,542.2	10,214.7	12,498.3	n.m.
LTE penetration (%)	5.0%	7.2%	10.0%	14.8%	18.1%	13.1	p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice traffic (Million minutes)	93,747	95,738	97,299	92,647	93,579	(0.2)
Fixed voice traffic	25,155	25,894	25,137	23,965	23,680	(5.9)
Mobile voice traffic	68,592	69,843	72,162	68,682	69,899	1.9
Data traffic (TB)	1,395,331	1,583,612	1,763,495	2,065,902	2,564,860	83.8
Fixed data traffic	1,330,287	1,514,813	1,695,219	1,995,403	2,485,715	86.9
Mobile data traffic	65,043	68,799	68,276	70,500	79,146	21.7
Mobile ARPU (EUR)	7.2	6.5	5.7	5.7	6.1	13.7
Prepay	3.8	3.3	2.8	2.9	3.2	15.2
Contract (1)	15.3	14.2	12.3	11.6	11.5	0.7
Data ARPU (EUR)	3.0	3.0	2.8	3.0	3.0	37.0
% non-SMS over data revenues	81.6%	82.5%	83.0%	84.5%	85.8%	4.2	p.p.
Fixed telephony ARPU (EUR)	15.0	14.5	13.2	12.0	11.3	(1.0)
Pay TV ARPU (EUR)	22.3	23.5	22.0	21.1	20.6	12.9
Broadband ARPU (EUR)	12.5	12.3	11.0	10.6	10.3	7.7
Mobile churn	2.9%	3.2%	4.7%	6.1%	3.3%	0.5	p.p.
Contract (1)	1.8%	1.9%	1.9%	1.8%	1.8%	0.0	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

05

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

Telefonica Hispanomérica’s results in euros (revenues -16.7%; OIBDA -23.2%) reflect the depreciation of the region’s currencies, which have deducted 28 percentage points and 24 percentage points from the year-on-year growth of revenues and OIBDA, respectively. In organic terms, the year-on-year revenue growth accelerated in the quarter thanks to the continued focus on acquiring high-quality customers, such as LTE, smartphones, mobile contract, broadband and pay TV.

Total accesses reached 134.3 million at the end of March (+1% year-on-year). In the mobile business, contract accesses growth improved to 7% year-on-year, after recording net additions of 315 thousand accesses in January-March, eight times higher than that of the same period of the previous year. Similarly, this improvement in net additions was posted in all the countries across the region.

In prepay, quarterly net losses were 399 thousand accesses, due to the competitive intensity in Peru and Chile, and the disconnections of lower value customers in Argentina.

Smartphones (+33% year-on-year) and LTE accesses (3.5x higher year-on-year) reached penetrations of 38% (+9 percentage points) and 9% (+6 percentage points), respectively. The expansion of population coverage in the region must be mentioned, now at 42%, 22 p.p. more than one year ago.

In the fixed business, broadband accesses (5.6 million) increased by 3% year-on-year after recording net additions of 14 thousand accesses, lower than these of the first quarter of 2015 (+73 thousand) due to lower commercial activity in Colombia (affected by the performance of the subcontracted company) and in Chile (lower activity in the market). However, the evolution of Peru and the low levels of churn maintained in the region (2.0%; stable year-on-year) continued to be noteworthy. Additionally, the focus continued to be on the progressive improvement in the speed delivered to customers, increasing accesses with speeds above 4 Mb to 55.0% (+5 percentage points year-on-year).

Pay TV accesses (2.9 million, +12% year-on-year) presented quarterly net additions of 39 thousand accesses, compared to 104 thousand accesses captured in the first quarter of 2015 due to the lower commercial activity in Chile. However, strong levels of commercial activity were maintained in the rest of the countries, mainly in Peru, thanks to the exclusivity and production of own content.

Revenues increased by 11.3% vs. January-March 2015 and improved their trend compared with the previous quarter, explained by Mexico, Venezuela, Colombia and Argentina, and despite a higher decline in handset revenues (-4.5% year-on-year). The regulatory impact deducted 1.1 percentage point from year-on-year change.

Quartely mobile service revenues reflected a strong acceleration to 13.4% year-on-year (+8.8% in the fourth quarter of 2015) due to the improved performance in Venezuela, Mexico and Colombia. The growth of smartphones and LTE continued to boost data revenues (+32.5% year-on-year) and mainly non-SMS data revenues (+48.7% year-on-year in the quarter) which now represent 91% of total data revenues (+10 percentage points year-on-year), showing the growth potential of data services in the region given the levels of penetration.

Fixed business revenues also improved their year-on-year performance to 13.1% (+10.6% year-on-year in the fourth quarter), underpinned by the growth of broadband and new services (+22.2% year-on-year in the quarter, +17.1% in the previous quarter) and the solid growth maintained in pay TV (+18.2% and +27.4% respectively).

Operating expenses increased to 2,237 million euros, 16.3% higher year-on-year (+13.3% in the fourth quarter).

Supplies (912 million euros) accelerated their year-on-year growth to 11.5% (+3.9% in previous quarter) due to the depreciation of Latin American currencies against the USD and the higher interconnection costs in Mexico, Chile and Argentina.

Personnel expenses (379 million euros in January-March 2016) accelerated year-on-year growth vs the previous quarter (+31.5% vs +19.5%) given the inflationary pressure mainly in Argentina and Venezuela. Meanwhile, the average workforce remained stable year-on-year.

Other operating expenses (946 million euros) grew +14.9% year-on-year in the first quarter as a result of increased network cost due to the expansion of fixed and mobile networks, as well as the impact of inflation and depreciation of the Latin American currencies against the USD. The improved year-on-year performance (+20.9% in the fourth quarter) is explained by the lower growth in commercial expenses.

OIBDA for January-March amounted to 866 million euros and increased 0.8% year-on-year. The deceleration of growth vs. previous quarters is due in some markets to the higher commercial activity and to the impact of the currency depreciations (not yet transfered to tariffs or subsidies due to the levels of competitive intensity). As a result, the OIBDA margin stood at 28.3% in January-March (-2.9 percentage points year-on-year).

CapEx totalled 459 million euros, and grew 31.1% vs. the first three months of 2015 (excluding 139 million euros for spectrum acquisition in 2015: 133 million euros in Ecuador and 6 million euros in Chile). This investment was dedicated to the deployment and increase of 3G and 4G capacity, the improvement of the copper network and the development of fibre and VDSL networks.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2016	2015	Reported		Organic
Revenues	3,054	3,665	(16.7)		11.3
Mobile Business	2,173	2,668	(18.6)		11.4
Mobile service revenues	1,949	2,367	(17.6)		13.4
Data revenues (1)	851	889	(4.2)		32.5
Handset revenues	224	302	(25.9)		(4.5)
Fixed Business	886	1,007	(11.9)		13.1
FBB and new services revenues (2)	468	503	(7.0)		22.2
Pay TV revenues	140	133	5.3		18.2
Voice & access revenues	278	370	(24.8)		(1.0)
Internal exp. capitalized in fixed assets	27	27	1.1		20.2
Operating expenses	(2,237)	(2,583)	(13.4)		16.3
Supplies	(912)	(1,030)	(11.4)		11.5
Personnel expenses	(379)	(418)	(9.3)		31.5
Other operating expenses	(946)	(1,135)	(16.7)		14.9
Other net income (expense)	21	17	22.9		43.0
Gain (loss) on sale of fixed assets	0	0	42.8		c.s.
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	866	1,127	(23.2)		0.8
OIBDA Margin	28.3%	30.8%	(2.4	p.p.)	(2.9	p.p.)
CapEx	459	622	(26.1)		31.1
Spectrum	—	139	—		—
OpCF (OIBDA-CapEx)	406	505	(19.6)		(21.6)

Note:

-	The January-March 2016 consolidated financial information uses the exchange rate of the Venezuelan bolivar set at the denominated DICOM (273 Venezuelan bolivars fuertes per dollar at 31 March 2016).
-	OIBDA before management and brand fees.
-	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	132,461.8	132,247.2	132,672.7	134,612.4	134,274.3	1.4
Fixed telephony accesses (1)	13,266.5	13,158.7	13,035.3	12,829.8	12,497.9	(5.8)
Internet and data accesses	5,516.0	5,573.4	5,644.5	5,667.8	5,706.8	3.5
Broadband	5,452.7	5,514.1	5,586.1	5,610.4	5,624.8	3.2
Fibre and VDSL	413.2	501.6	619.2	751.1	835.4	n.m.
Mobile accesses	111,143.1	110,866.4	111,251.2	113,302.7	113,218.7	1.9
Prepay	87,454.6	87,077.4	87,013.2	88,332.8	87,934.3	0.5
Contract	23,688.6	23,789.1	24,238.1	24,969.8	25,284.4	6.7
M2M	2,125.9	2,144.8	2,214.3	2,296.9	2,315.1	8.9
Pay TV	2,536.2	2,648.6	2,741.7	2,812.2	2,850.9	12.4
Wholesale Accesses	31.4	31.4	31.0	30.9	28.2	(10.2)

Total Accesses T. Hispanoamerica	132,493.2	132,278.6	132,703.7	134,643.3	134,302.5	1.4

(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	% Chg
Prepay percentage (%)	78.7%	78.5%	78.2%	78.0%	77.7%	(1.0	p.p.)
Contract percentage (%)	21.3%	21.5%	21.8%	22.0%	22.3%	1.0	p.p.
Smartphones (‘000)	31,048.7	35,420.7	37,486.0	40,229.5	41,448.0	33.5
Prepay	18,205.6	21,877.1	23,118.9	25,508.0	25,759.1	41.5
Contract	12,843.1	13,543.6	14,367.1	14,721.5	15,689.0	22.2
Smartphone penetration (%)	28.9%	33.0%	34.8%	36.7%	37.8%	8.9	p.p.
Prepay	21.0%	25.3%	26.8%	29.1%	29.5%	8.5	p.p.
Contract	61.9%	64.9%	67.5%	67.0%	70.3%	8.4	p.p.
LTE (‘000)	2,811.4	4,233.6	6,037.5	8,321.9	9,859.6	n.m.
LTE penetration (%)	2.6%	3.9%	5.5%	7.5%	8.9%	6.3	p.p.

Telefónica Argentina

(year-on-year changes in organic terms)

In the first quarter of the year Telefónica Argentina maintained the focus on the acquisition and retention of high-value customers, highlighting the fast roll-out of LTE, which enabled coverage to be increased to 69%.

Meanwhile, and with no impact on the results of the quarter, the Company, following authorisation from the Argentine regulator, announced the increase in the regulated tariff of the monthly fee to 38 pesos (previously 13 pesos). This tariff had been frozen since 2001 and will become effective from 15 May 2016.

Accesses managed by the Company totalled 26.5 million and remained stable year-on-year. In the mobile business, accesses (19.9 million; +1% year-on-year) posted net losses of 470 thousand accesses associated with the higher churn of low-value customers in prepay (with no impact on revenues). However, the year-on-year growth of the prepay customer base who top up frequently accelerated to 5% (2% in the fourth quarter of 2015). The balance of contract portability continued to improve (+18 thousand accesses in the quarter).

Smartphones (7.7 million; +26% vs. March 2015), with quarterly net additions of 469 thousand accesses, reached a penetration of 40% (+8 percentage points year-on-year) driven by the swift adoption of LTE (2.2 million vs. 116 thousand accesses in the first quarter of 2015) which frees up the 3G network and increases the quality of the customer base (LTE traffic accounts for 31% of the total; penetration only 11%). Likewise, mobile data traffic multiplied by 2.3 times with respect to January-March 2015.

Retail broadband accesses totalled 1.9 million, remaining stable year-on-year, and the focus continued to be on increasing the service quality through a gradual increase in speeds (34% of the base in speeds above 4 Mb, +3 percentage points year-on-year).

Revenues reached 689 million euros in the first quarter of 2016 and accelerated their growth to 19.7% year-on-year boosted by fixed revenues (less affected by the slowdown in consumption).

Mobile service revenues increased by 14.1% slightly decelerating their year-on-year growth in the first three months of the year impacted by the lower levels of consumption in the economy and by the different timings of the tariff updates vs. the previous year. Meanwhile, data revenues accelerated their growth in the first quarter to 39.0% year-on-year reflecting a positive monetisation of the service. Thus, non-SMS data revenues increased their weight over total data by 26 percentage points to 82%.

Fixed business revenues totalled 268 million euros in the quarter and improved their pace of year-on-year growth to 29.6% explained by fixed broadband and new services revenues (+44.4% year-on-year) due to the higher quality of the base.

Operating expenses reached 543 million euros in January-March 2016 and increased by 32.6% vs. the same period of the previous year mainly as a result of the inflation increase (which impacts mainly in personnel and external services expenses), the depreciation of the Argentine peso (mainly in supplies) and higher commercial expenses (lack of handsets in the same period of the previous year). These expenses are partially offset by the efficiencies generated by the Company.

OIBDA increased to 149 million euros in the first quarter and decreased by 11.4% year-on-year as a result of last year’s reduced commercial activity and high inflation. Thus, OIBDA margin for the quarter stood at 21.4% (-7.5 percentage points year-on-year).

CapEx (159 million euros in the first three months of the year) increased 76.8% year-on-year mainly due to the expansion of 3G and 4G networks and the improvements implemented in the fixed network. It should be noted that the year-on-year change for the quarter cannot be extrapolated to the full year, given the different execution levels of investment in both years.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	689	935	(26.3)		19.7
Mobile Business	421	599	(29.7)		14.1
Mobile service revenues	371	529	(29.8)		14.1
Data revenues	172	201	(14.4)		39.0
Handset revenues	50	71	(29.4)		14.7
Fixed Business	268	336	(20.2)		29.6
FBB and new services (1)	168	189	(11.0)		44.4
Voice & access revenues	99	146	(32.1)		10.3
OIBDA	149	273	(45.4)		(11.4)
OIBDA margin (2)	21.4%	28.8%	(7.5	p.p.)
CapEx	159	146	8.9		76.8
Spectrum	—	—
OpCF (OIBDA-CapEx)	(10)	127	c.s.		c.s.

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value-added services, ICT revenues, other services over connectivity and FBB equipment.
(2)	Margin over revenues includes fixed to mobile interconnection.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	26,318.5	26,236.0	26,375.5	26,910.7	26,430.8	0.4
Fixed telephony accesses (1)	4,693.2	4,669.3	4,662.2	4,635.2	4,599.7	(2.0)
Fixed wireless	285.9	286.4	295.1	288.0	276.0	(3.5)
Internet and data accesses	1,880.7	1,877.8	1,883.9	1,886.3	1,911.8	1.7
Broadband	1,871.8	1,869.9	1,877.5	1,881.2	1,880.6	0.5
Mobile accesses	19,744.6	19,688.9	19,829.4	20,389.2	19,919.2	0.9
Prepay	12,778.0	12,859.0	12,985.6	13,434.6	12,989.8	0.9
Contract	6,966.5	6,829.9	6,843.8	6,954.6	6,929.4	1.7
M2M	455.4	446.9	450.5	448.8	439.2	(0.5)
Wholesale Accesses	23.3	23.5	23.0	23.1	22.4	(3.6)

Total Accesses	26,341.7	26,259.5	26,398.6	26,933.8	26,453.2	(3.6)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice traffic (Million minutes)	16,463	16,641	16,592	16,382	14,882	(9.6)
Fixed voice traffic	6,612	6,916	7,003	6,768	6,066	(8.3)
Mobile voice traffic	9,851	9,725	9,590	9,614	8,816	(10.5)
Data traffic (TB)	117,077	167,451	172,826	165,947	175,385	49.8
Fixed data traffic (1)	107,008	155,961	158,290	146,912	151,868	41.9
Mobile data traffic	10,069	11,491	14,536	19,035	23,517	133.6
Mobile ARPU (EUR)	9.1	9.9	9.9	9.0	6.5	16.0
Prepay	2.7	2.9	2.9	2.7	1.9	14.5
Contract (2)	22.3	24.0	24.5	22.6	16.2	17.7
Data ARPU (EUR)	3.4	4.3	4.5	4.0	2.9	19.0
% non-SMS over data revenues	56.2%	78.1%	76.1%	79.2%	82.2%	26.0	p.p.
Fixed telephony ARPU (EUR)	9.9	9.8	10.4	9.1	6.6	8.8
Broadband ARPU (EUR)	21.3	21.9	22.5	21.6	17.6	34.3
Churn	3.1%	2.9%	2.7%	1.9%	3.3%	0.3	p.p.
Contract (2)	1.1%	1.5%	1.7%	1.3%	1.2%	0.1	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Includes solely traffic pertaining to FBB accesses, not Business customers.
(2)	Excludes M2M.

Telefónica Chile

(year-on-year changes in organic terms)

In the first quarter of the year the Company maintained its leadership in high-value segments, despite the competitive pressure, particularly in the mobile segment.

The quarterly results were affected by the reduction in mobile termination rates of 19% from 25 January 2016 and 8% in the fixed network termination rates from 5 May 2015.

The total number of accesses amounted to 12.7 million, 8% lower than in March 2015, explained by the 10% decrease in mobile accesses (9.5 million), mainly from prepay (-17%). However, it is worth highlighting the 7% year-on-year growth in mobile contract accesses, the highest level in more than four years, after recording quarterly net additions of 83 thousand (-2 thousand in the first quarter of 2015), maintaining a positive balance in portability (+10 thousand accesses). Prepay accesses posted net losses of 470 thousand accesses in January-March due to the higher intensity in the competitive environment.

Smartphones (3.0 million; +5% year-on-year), with net additions of 72 thousand accesses in the quarter, reached a penetration of 33%, +5 percentage points vs. March 2015. LTE accesses (1.2 million accesses) more than doubled year-on-year due to the accelerated deployment of coverage (80% at March; +13 percentage points year-on-year). In this environment of higher demand for these services, mobile data traffic increased significantly (multiplying by almost 2 times year-on-year in the quarter).

Retail broadband accesses grew by 4% year-on-year to 1.1 million, although they presented quarterly net losses of 3 thousand accesses due to lower commercial activity in the market; churn remained stable year-on-year thanks to the focus on retention. At the same time, the quality of the customer base continued to increase due to the progressive migration of accesses towards higher-speed plans, with 80% of the base in speeds above 4Mb (+9 percentage points year-on-year).

Pay TV accesses (646 thousand) increased by +5% compared with March of the previous year after posting net additions of 1 thousand accesses in the period, lower than that of previous quarters due to lower levels of consumption.

Revenues in the first quarter of 2016 reached 511 million euros and were reduced by 0.7% year-on-year, negatively impacted by lower handset sales and regulation (-0.9 percentage points in year-on-year change).

Mobile services revenues for the quarter decreased by 3.7% year-on-year impacted by the decline in termination rates (-1.4 percentage points on year-on-year growth). It is worth highlighting the increase in data revenues (+37.4% year-on-year), driven by the strong growth of smartphones and LTE accesses which accounted for 46% of mobile service revenues (+14 percentage points year-on-year).

Handset revenues decreased by 5.6% year-on-year in January-March due to the direct sale of prepay handsets through third party distribution channels, resulting both in lower revenues and in lower expenses.

Fixed business revenues continued to present a solid performance (214 million euros; +4.2% year-on-year) driven by both fixed broadband and new services revenues (+11.7%) and by pay TV revenues (+6.3%).

Operating expenses totalled 345 million euros in the quarter and decreased by 4.9% year-on-year (-0.5% in the fourth quarter of 2015) due to a higher rationalisation in commercial expenses with lower expenditure on subsidies, which more than offset the higher network expenses associated with transformation and growth projects.

OIBDA reached 176 million euros in January-March, and grew by 10.2% year-on-year mainly as a result of the lower levels of subsidies compared with previous quarters. As such, the OIBDA margin stood at 34.4% in the quarter (+3.4 percentage points year-on-year).

CapEx totalled 114 million euros in the quarter (+7.2% year-on-year, excluding 6 million euros from spectrum acquisition in the first quarter of 2015) and was devoted to the improvement of 4G and fibre networks.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	511	565	(9.5)		(0.7)
Mobile Business	297	339	(12.5)		(3.9)
Mobile service revenues	267	304	(12.3)		(3.7)
Data revenues	123	98	25.1		37.4
Handset revenues	30	35	(14.0)		(5.6)
Fixed Business	214	226	(5.1)		4.2
FBB and new services (1)	97	95	1.7		11.7
Voice & access revenues	55	57	(3.2)		6.3
Others	63	74	(15.2)		(6.9)
OIBDA	176	176	(0.0)		9.8
OIBDA margin	34.4%	31.1%	3.3	p.p.
CapEx	114	123	(7.2)		1.9
Spectrum	—	6	—		—
OpCF (OIBDA-CapEx)	62	53	16.6		28.2

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	13,861.3	13,610.4	13,387.4	13,158.3	12,741.5	(8.1)
Fixed telephony accesses (1)	1,557.7	1,537.4	1,510.3	1,486.0	1,459.0	(6.3)
Internet and data accesses	1,067.9	1,093.6	1,106.4	1,112.0	1,109.1	3.9
Broadband	1,056.7	1,082.5	1,095.4	1,101.1	1,098.4	3.9
Fibre and VDSL	192.2	216.3	240.7	256.7	268.9	39.9
Mobile accesses	10,619.5	10,345.1	10,129.6	9,915.6	9,527.9	(10.3)
Prepay	7,817.5	7,503.0	7,268.0	6,995.3	6,524.9	(16.5)
Contract	2,802.0	2,842.1	2,861.7	2,920.3	3,002.9	7.2
M2M	293.0	291.0	294.3	310.0	331.2	13.0
Pay TV	616.2	634.3	641.0	644.7	645.6	4.8
Wholesale Accesses	5.9	5.9	5.8	5.7	5.2	(12.7)

Total Accesses	13,867.2	13,616.3	13,393.2	13,164.0	12,746.7	(8.1)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice traffic (Million minutes)	8,725	8,693	8,927	9,296	9,130	4.6
Fixed voice traffic	1,354	1,353	1,320	1,301	1,127	(16.8)
Mobile voice traffic	7,372	7,340	7,607	7,995	8,003	8.6
Data traffic (TB)	252,756	289,259	309,838	322,994	348,695	38.0
Fixed data traffic	238,140	269,957	288,230	296,880	321,246	34.9
Mobile data traffic	14,616	19,302	21,607	26,114	27,449	87.8
Mobile ARPU (EUR)	9.4	9.7	9.0	8.8	8.9	3.8
Prepay	3.8	3.8	3.3	3.1	3.0	(11.4)
Contract (1)	27.8	28.7	26.3	25.2	24.7	(2.5)
Data ARPU (EUR)	3.1	3.4	3.4	3.5	4.2	49.3
% non-SMS over data revenues	94.0%	93.5%	93.5%	93.7%	97.4%	3.4	p.p.
Fixed telephony ARPU (EUR)	14.1	14.1	13.6	14.8	13.1	1.9
Pay TV ARPU (EUR)	29.1	30.4	26.1	26.1	24.4	(8.1)
Broadband ARPU (EUR)	17.9	18.1	16.9	16.8	16.2	(0.5)
Mobile churn	3.2%	3.7%	3.2%	3.4%	3.6%	0.4	p.p.
Contract (1)	1.9%	1.9%	2.3%	2.2%	2.0%	0.1	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Perú

(year-on-year changes in organic terms)

In the first quarter of the year, Telefónica Perú recorded strong commercial momentum in high value customers; mobile contract, smartphones, LTE and pay TV.

Total accesses stood at 21.8 million (-1% year-on-year). Within mobile accesses (16.4 million; -3% year-on-year). The strong evolution of the contract segment was particularly outstanding (+13% year-on-year), on the back of solid net additions (142 thousand accesses, +28% year-on-year) driven by greater migrations from prepay (+82% year-on-year). On the other hand, prepay accesses decreased by 10% vs. March 2015 in a highly competitive environment, which translated into net losses in the period of 483 thousand accesses.

Smartphones increased by 79% year-on-year; reaching 29% of total accesses (+13 percentage points year-on-year), while LTE accesses amounted to 1.5 million (2.4 times vs. previous year), with a penetration of 9%, +5 percentage points year-on-year. The performance of both was reflected in data traffic acceleration (2.3x compared with January-March 2015).

In the fixed business, the commercial offer was underpinned by the differential attributes of pay TV and the bundling campaigns, with 59% of the traditional accesses base already on bundles (+9 percentage points year-on-year).

Retail broadband accesses grew by 7% vs. March 2015 (1.6 million) and recorded quarterly net additions of 18 thousand accesses (-37% year-on-year) with a stable year-on-year churn at 2.2%.

Pay TV accesses also posted strong year-on-year growth (+21% year-on-year; 1.2 million) and net additions of 29 thousand accesses in January-March, levered on own production and exclusive content as well as on customer base digitalisation.

Revenues amounted to 624 million euros in the quarter (-0.5% year-on-year), affected by the cut in termination rates applied in April 2015 (+1.4% stripping out this effect) and by the competitive environment, which impacted mainly the performance of prepay outgoing revenues. These effects were not offset by the sustained growth in TV revenues and mobile data.

Mobile service revenues decreased 4.2% year-on-year in January-March (-1.0% stripping out the impact of regulation)

However, data revenues growth accelerated strongly to 8.8% year-on-year (+6.2% in the previous quarter), underpinned by the increase in data traffic (+8% quarter-on-quarter) and due to better monetisation following the end of certain campaigns. Thus, data revenues accounted for 47% of total mobile service revenues (+6 percentage points year-on-year).

Handset revenues maintained the trend of the previous quarter and increased by 4.0% vs. the first three months of 2015, due to a greater weight of mid and high-end handsets.

Fixed business revenues stood at 279 million euros (+3.3% year-on-year), leveraged on pay TV revenues (+24.8% year-on-year) and revenues from broadband and new services (+1.2% year-on-year).

Operating expenses amounted to 444 million euros in January-March, 6.0% more than the same period of the previous year, affected by the impact of the exchange rate on expenses denominated in foreign currency and an unfavourable year-on-year comparison. These higher costs were partially offset by efficiencies in general and personnel expenses resulting from the simplification programme. Compared with the previous quarter, expenses increased, mainly due to the greater intensity of commercial spend in high-value customers retention and the higher impact of the exchange rate.

As such, OIBDA stood at 187 million euros in the quarter and decreased by 13.2% year-on-year, mainly affected by the aforementioned Opex performance. The OIBDA margin stood at 30.0% (-4.4 percentage points year-on-year).

CapEx (55 million euros; -4.2% vs. January-March 2015) was mainly devoted to increasing fixed infrastructure speeds (deployment plan for fixed ultra broadband networks) and the deployment and maintenance of 3G and 4G networks.

TELEFÓNICA PERU

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	624	692	(9.8)		(0.5)
Mobile Business	345	394	(12.4)		(3.4)
Mobile service revenues (1)	308	354	(13.2)		(4.2)
Data revenues (2)	146	148	(1.3)		8.8
Handset revenues	38	40	(5.7)		4.0
Fixed Business	279	298	(6.3)		3.3
FBB and new services (3)	138	151	(8.2)		1.2
Pay TV	69	61	13.2		24.8
Voice & access revenues	72	87	(16.7)		(8.2)
OIBDA	187	238	(21.3)		(13.2)
OIBDA margin	30.0%	34.4%	(4.4	p.p.)
CapEx	55	63	(13.2)		(4.2)
Spectrum	—	—
OpCF (OIBDA-CapEx)	133	175	(24.3)		(16.5)

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes fixed wireless revenues.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(3)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	22,083.4	22,104.2	22,184.3	22,231.0	21,791.0	(1.3)
Fixed telephony accesses (1)	2,641.4	2,605.8	2,634.9	2,596.6	2,452.1	(7.2)
Fixed wireless	191.2	229.8	208.5	191.9	127.7	(33.2)
Internet and data accesses	1,557.4	1,589.2	1,628.0	1,647.1	1,663.9	6.8
Broadband	1,529.7	1,564.4	1,602.5	1,621.2	1,639.2	7.2
VDSL	219.1	283.5	376.7	488.7	557.0	154.3
Mobile accesses	16,870.2	16,819.1	16,773.8	16,786.5	16,445.4	(2.5)
Prepay	11,645.3	11,450.4	11,255.3	11,013.3	10,530.0	(9.6)
Contract	5,224.8	5,368.7	5,518.5	5,773.1	5,915.5	13.2
M2M	118.0	98.4	99.8	103.3	81.7	(30.8)
Pay TV	1,014.5	1,090.1	1,147.7	1,200.8	1,229.6	21.2
Wholesale Accesses	0.3	0.2	0.2	0.1	0.0	n.m.

Total Accesses	22,083.7	22,104.3	22,184.5	22,231.1	21,791.0	(1.3)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice traffic (Million minutes)	24,759	24,635	26,225	28,033	27,479	11.0
Fixed voice traffic	5,460	5,429	5,398	5,322	5,144	(5.8)
Mobile voice traffic	19,300	19,206	20,828	22,711	22,336	15.7
Data traffic (TB)	119,624	130,167	133,338	141,780	140,739	17.7
Fixed data traffic	114,584	123,778	125,105	131,164	129,287	12.8
Mobile data traffic	5,040	6,389	8,232	10,616	11,451	127.2
Mobile ARPU (EUR)	7.0	6.8	6.7	6.7	6.3	(1.3)
Prepay	4.2	3.9	3.7	3.6	2.8	(28.7)
Contract (1)	13.5	13.2	13.1	12.9	12.0	(0.1)
Data ARPU (EUR) (2)	2.9	3.1	3.1	3.2	2.9	10.5
% non-SMS over data revenues	94.1%	95.6%	96.2%	96.9%	99.1%	5.0	p.p.
Fixed telephony ARPU (EUR)	10.8	9.8	10.0	8.5	9.4	(3.4)
Pay TV ARPU (EUR)	19.4	18.7	18.1	17.4	16.6	(5.4)
Broadband ARPU (EUR)	19.5	18.9	18.5	18.0	16.4	(7.3)
Mobile churn	4.0%	4.3%	4.4%	4.3%	4.8%	0.8	p.p.
Contract (1)	2.2%	2.0%	2.2%	1.8%	2.5%	0.3	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included.
(1)	Excludes M2M.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

Telefónica Colombia

(year-on-year changes in organic terms)

In the first quarter, Telefónica Colombia posted revenue growth acceleration underpinned by the simplification strategy in the mobile offer, the outstanding performance of pay TV and the solid B2B IT revenue growth. The market environment continued to be impacted by intense competition and, in addition, significant mobile termination rate cuts (-42%) were introduced from 1 January.

The Company managed 16.0 million accesses (+1% year-on-year) as of March. Mobile accesses stood at 13.1 million (+1%), with 161 thousand net additions in the quarter (3.8x higher than those of the same period of the previous year). It is worth highlighting contract net additions (46 thousand accesses, negative in the first quarter of 2015) and the churn improvement (1.8%, -0.3 percentage points year-on-year), due to the strong adoption of commercial propositions launched in May 2015 and their simplification at the end of last year, and the changes in the distribution network (which drove sound growth in commercial activity). In prepay, net additions also posted a strong performance (114 thousand in the quarter; 2.3x year-on-year) with the average top-up also improving (+12.5% vs the first quarter of 2015).

Smartphones continued to post strong growth (+25% year-on-year; 4.4 million) and penetration reached 35% (+6 percentage points year-on-year). In LTE, accesses increased 2.9 times vs last year’s figure to 1.4 million, resulting in a penetration of 11%, 7 percentage points more than in March 2015.

Regarding the fixed business, commercial activity in the quarter was affected by issues associated with the operation of an outsourced company, impacting both commercial activity and customer disconnections. Thus, retail broadband accesses grew by 1% year-on-year to 1.0 million and remained stable compared with the previous quarter. Additionally, it is also worth highlighting the improved speed mix (38% of customers on speeds equal to or above 4 Mb, +8 percentage points year-on-year).

Pay TV accesses grew 16% year-on-year (497 thousand accesses), with a higher mix of premium customers, which was reflected in the strong ARPU growth (+15% year-on-year). Net additions in January-March amounted to 9 thousand accesses and penetration of bundled customer base increased to 72% (+3 percentage points year-on-year) thanks to the successful commercial propositions.

Revenues reached 323 million euros in the first three months of the year, with a continued growth trend improvement (+4.1% year-on-year), driven by both businesses, and despite the strong regulatory impact (+6.1% excluding this effect).

Mobile business revenues amounted to 198 million euros in the quarter and returned to growth after 4 quarters (+1.1% year-on-year) thanks to the recovery of mobile services revenues (-1.1% year-on-year, -5.4% in the previous quarter), mainly reflecting data revenue growth. Excluding the regulatory impact mobile service revenues grew 2.3% year-on-year. Data revenues accelerated to 19.2% year-on-year (+13.6% in the fourth quarter of 2015) thanks the strong demand for smartphones and LTE, which drove the data traffic increase (+34% year-on-year in the quarter).

Handset revenues maintained a consistent trend compared with the previous quarter and increased 19.5% year-on-year, reflecting the higher commercial activity.

Fixed business revenues (125 million euros in January-March) improved their growth to 9.3% year-on-year, underpinned both by pay TV revenues (+35.4% year-on-year) and by broadband and new services revenues (+21.4%).

Operating expenses amounted to 223 million euros (+11.4% year-on-year), affected by higher commercial expenses, the higher impact of the exchange rate on costs denominated in foreign currency and the impact of inflation on general expenses such as energy, rent and outsourcing, among others.

Thus, OIBDA reached 107 million euros in the quarter (-8.1% year-on-year) and OIBDA margin stood at 33.3% (-4.4 percentage points year-on-year).

CapEx (33 million euros; -10.8% year-on-year) reflected the improvements in capacity in both mobile and fixed networks, although the year-on-year change cannot be extrapolated to the full year, given the different execution levels of investment in both years.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	323	398	(19.0)		4.1
Mobile Business	198	251	(21.3)		1.1
Mobile service revenues	172	223	(23.1)		(1.1)
Data revenues	61	66	(7.3)		19.2
Handset revenues	26	28	(7.0)		19.5
Fixed Business	125	147	(15.0)		9.3
FBB and new services (1)	64	68	(5.6)		21.4
Pay TV	17	16	5.3		35.4
Voice & access revenues	44	63	(30.4)		(10.5)
OIBDA	107	150	(28.3)		(7.8)
OIBDA margin	33.3%	37.6%	(4.3	p.p.)
CapEx	33	48	(30.6)		(10.8)
Spectrum	—	—
OpCF (OIBDA-CapEx)	74	102	(27.2)		(6.4)

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Final Clients Accesses	15,777.5	15,308.1	15,587.6	15,824.5	15,777.5	1.3
Fixed telephony accesses (1)	1,465.8	1,450.8	1,448.2	1,430.6	1,465.8	(3.5)
Internet and data accesses	997.3	999.8	1,012.8	1,008.7	997.3	1.1
Broadband	988.9	991.3	1,004.4	1,000.2	988.9	1.1
Mobile accesses	12,884.9	12,413.3	12,655.6	12,896.7	13,057.2	1.3
Prepay	9,633.2	9,158.6	9,341.8	9,510.9	9,625.1	(0.1)
Contract	3,251.7	3,254.7	3,313.7	3,385.8	3,432.1	5.5
M2M	438.7	444.4	456.4	467.5	471.0	7.4
Pay TV	429.4	444.2	471.0	488.6	497.4	15.8
Wholesale Accesses	1.9	1.9	1.9	1.9	0.6	(69.1)

Total Accesses	15,779.4	15,310.1	15,589.5	15,826.5	15,977.8	1.3

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice traffic (Million minutes)	13,700	13,236	14,011	14,201	14,373	4.9
Fixed voice traffic	3,598	3,227	3,304	3,068	3,234	(10.1)
Mobile voice traffic	10,101	10,009	10,707	11,133	11,139	10.3
Data traffic (TB)	59,658	69,725	76,320	81,966	84,731	42.0
Fixed data traffic (1)	49,142	58,338	64,088	68,446	70,654	43.8
Mobile data traffic	10,516	11,387	12,232	13,520	14,077	33.9
Mobile ARPU (EUR)	5.5	5.5	4.7	4.6	4.2	(1.1)
Prepay	1.4	1.4	1.3	1.3	1.1	4.6
Contract (2)	19.9	19.6	16.4	16.0	14.6	(5.6)
Data ARPU (EUR)	1.7	1.8	1.6	1.6	1.6	18.5
% non-SMS over data revenues	96.9%	97.3%	97.7%	98.2%	98.7%	1.8	p.p.
Fixed telephony ARPU (EUR)	13.8	13.9	11.5	11.3	9.8	(8.7)
Pay TV ARPU (EUR)	12.4	12.5	10.8	11.0	11.0	14.6
Broadband ARPU (EUR)	10.4	10.8	9.0	8.8	8.2	0.7
Mobile churn	3.0%	4.5%	3.4%	3.3%	3.2%	0.2	p.p.
Contract (2)	2.2%	2.3%	2.0%	1.8%	1.8%	(0.3	p.p.)

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Includes solely traffic pertaining to FBB accesses, not Business customers.
(2)	Excludes M2M.

Telefónica México

(year-on-year changes in organic terms)

Telefónica México presented a solid set of results in the first quarter of 2016 despite the strong competitive environment in prepay, with unlimited tariffs from all operators in the United States and Canada and unlimited access to social networks, which has resulted in a traffic increase and sharp reductions in average unitary prices (voice and data).

Meanwhile, it should be taken into account that the results have been impacted by the reduction in termination rates on the networks of non-dominant mobile operators from 1 January 2016 (-25% voice termination). Additionally, an agreement has been reached with other operators regarding disputes over termination rates from previous periods with a positive impact on revenues and OIBDA.

Accesses in Telefónica México amounted to 27.0 million and increased by 12% vs. March 2015. Mobile accesses stood at 25.7 million (+14% year-on-year) featuring solid growth in contract (+25% year-on-year). Net additions in the quarter stood at 760 thousand accesses (-12% year-on-year), highlighting net additions in contract (59 thousand accesses, more than 4 times higher than those of January-March 2015) with a level of gross additions that almost doubled that of the first quarter of the previous year.

Smartphones continued to maintain strong commercial momentum (10.9 million; +47% year-on-year) with net additions of 639 thousand accesses in the quarter, and reached a penetration of 44%, +10 percentage points higher than those of March 2015. LTE accesses (2.2 million accesses) more than doubled year-on-year following the expansion of the population coverage to 37% (+21 percentage points year-on-year). Thus, data traffic increased more than 2 times year-on-year in the quarter driven by new commercial plans.

Revenues reached 409 million euros in the first quarter (+8.6% year-on-year) driven by double digit growth in the customer base in a highly competitive environment, lower handset sales and regulatory impact (-3.0 percentage points in the year-on-year variance).

Mobile service revenues grew by 12.8% year-on-year leveraged on the strong growth in the customer base and the agreements on termination rates, in a context of strong competition, reduction in termination rates and lower handset sales. Data revenues grew by 11.9% year-on-year in January-March driven by the growing adoption of smartphones and LTE. Non-SMS data revenues increased their weight over total data by 6 percentage points to 91%.

Handset revenues decreased by 14.3% year-on-year in the first quarter due to lower additions with an accompanying handset sale.

Operating expenses stood at 320 million euros in January-March and increased by 9.4% year-on-year as a result of the higher expenses in supplies resulting from the greater volume of traffic generated, the higher commercial expenditure and the impact of the depreciation of the Mexican peso (mainly in handset consumption). These items are partially offset by the generation of economies of scale following the strong growth in accesses.

OIBDA totalled 106 million euros in the quarter, growing 14.6% year-on-year reflecting the growth in revenues and the interconnection agreement. Its year-on-year change slowed compared to the previous quarter, mainly due to the positive impact of the spectrum swap with AT&T in the fourth quarter of 2015. Thus, OIBDA margin stood at 25.9% (+1.3% percentage points versus the first quarter of 2015).

CapEx stood at 42 million euros in the first three months of the year (+4.7% year-on-year) and was focused on the development of the 3G and 4G networks along with the improvement of the distribution channel.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	409	444	(7.8)		8.6
Mobile service revenues	360	376	(4.3)		12.8
Data revenues (1)	155	163	(5.1)		11.9
Handset revenues	50	69	(27.3)		(14.3)
OIBDA	106	109	(2.4)		15.0
OIBDA margin	25.9%	24.5%	1.4	p.p.
CapEx	42	47	(11.2)		4.7
Spectrum	—	—
OpCF (OIBDA-CapEx)	65	62	4.1		22.7

Note:

-	OIBDA is presented before management and brand fees.
(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Mobile accesses	22,536.6	23,048.8	23,405.0	24,895.0	25,655.4	13.8
Prepay	21,056.6	21,553.9	21,779.8	23,102.0	23,803.2	13.0
Contract	1,480.0	1,494.9	1,625.2	1,793.0	1,852.2	25.1
M2M	455.8	485.9	521.2	567.5	602.6	32.2
Fixed Wireless	1,545.6	1,553.8	1,468.9	1,382.9	1,296.9	(16.1)

Total Accesses	24,082.2	24,602.6	24,873.9	26,277.9	26,952.3	11.9

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	13,435	13,785	13,915	15,570	18,525	37.9
Data traffic (TB)	7,891	7,967	8,991	11,791	17,192	117.9
ARPU (EUR)	4.9	4.9	4.7	4.4	3.8	(8.3)
Prepay	4.3	4.3	4.3	3.9	3.3	(10.4)
Contract (1)	19.0	19.2	17.1	15.7	14.6	(9.3)
Data ARPU (EUR) (2)	1.3	1.3	1.4	1.2	2.0	(2.8)
% non-SMS over data revenues	80.2%	82.0%	76.2%	81.7%	91.1%	6.3	p.p.
Churn	2.8%	3.4%	3.6%	3.4%	3.5%	0.7	p.p.
Contract (1)	1.7%	2.2%	1.6%	1.7%	1.7%	0.0	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

Other Hispam countries

TELEFÓNICA VENEZUELA (1)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	77	212	(63.7)		91.2
Mobile service revenues	75	184	(59.2)		115.5
Data revenues (2)	32	71	(54.6)		151.6
Handset revenues	2	28	(92.9)		(63.9)
OIBDA	22	53	(58.4)		101.6
OIBDA margin	28.5%	24.9%	3.6	p.p.
CapEx	9	21	(54.7)		151.6
Spectrum	—	—
OpCF (OIBDA-CapEx)	13	32	(60.7)		77.3

Note:

-	The January-March 2016 consolidated financial information uses the exchange rate of the Venezuelan bolivar set at the denominated DICOM (273 Venezuelan bolivars fuertes per dollar at 31 March 2016).
-	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparative purposes and to facilitate the interpretation of the year-on-year changes vs. 2015, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Fixed telephony accesses (1)	758.3	742.2	712.9	697.3	672.9	(11.3)
Internet and data accesses	8.2	8.3	8.5	8.5	8.3	0.5
Broadband	3.4	3.6	3.8	4.0	4.0	17.9
Mobile accesses	10,820.8	10,888.6	10,738.6	10,583.1	10,423.4	(3.7)
Prepay (2)	9,468.5	9,546.3	9,405.4	9,259.2	9,114.2	(3.7)
Contract	1,352.3	1,342.3	1,333.2	1,323.9	1,309.2	(3.2)
M2M	113.5	115.6	116.8	117.0	114.2	0.6
Pay TV	476.1	480.0	482.1	478.1	478.2	0.4

Total Accesses	12,063.4	12,119.1	11,942.0	11,767.0	11,582.8	(4.0)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	13,528	14,404	15,178	14,892	14,137	4.5
Data traffic (TB)	8,672	9,823	10,261	11,550	11,379	31.2
ARPU (EUR) (1)	4.5	n.m.	2.0	2.3	2.5	116.4
Prepay	4.1	n.m.	1.8	2.1	2.3	117.7
Contract (2)	8.0	n.m.	3.5	4.0	4.2	108.8
Data ARPU (EUR) (3)	2.1	n.m.	1.0	1.2	1.4	156.6
% non-SMS over data revenues	83.3%	n.m.	86.0%	87.0%	90.2%	6.9	p.p.
Churn	2.0%	2.2%	2.3%	2.2%	2.1%	0.1	p.p.
Contract (2)	0.8%	0.9%	0.9%	0.7%	0.8%	0.0	p.p.

Notes:

-	The January-March 2016 consolidated financial information uses the exchange rate of the Venezuelan bolivar set at the denominated DICOM (273 Venezuelan bolivars fuertes per dollar at 31 March 2016).
-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2015 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(2)	Excludes M2M.
(3)	Does not include hyperinflation adjustment.

TELEFÓNICA CENTRAL AMERICA (1)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	227	214	5.9		5.0
Mobile service revenues	213	202	5.6		4.8
Data revenues	85	71	20.1		19.1
Handset revenues	14	12	10.9		10.3
OIBDA	53	53	1.5		1.1
OIBDA margin	23.6%	24.6%	(1.0	p.p.)
CapEx	32	20	56.7		54.9
Spectrum	—	—
OpCF (OIBDA-CapEx)	22	32	(33.3)		(32.8)

Note:

-	OIBDA is presented before management and brand fees.
(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Fixed telephony accesses (1)	556.4	555.6	561.2	567.8	567.0	1.9
Fixed Wireless	335.2	336.0	343.1	334.9	355.6	6.1
Internet and data accesses	4.4	4.7	4.9	5.1	5.4	21.9
Broadband	2.2	2.4	2.6	2.7	2.7	25.4
Mobile accesses	11,078.8	11,273.2	11,577.6	12,083.4	12,453.4	12.4
Prepay (2)	10,204.4	10,396.8	10,692.7	11,186.5	11,536.6	13.1
Contract	874.5	876.3	884.9	896.9	916.7	4.8
M2M	34.4	32.1	31.5	32.7	34.3	(0.3)

Total Accesses	11,639.7	11,833.5	12,143.8	12,656.3	13,025.7	11.9

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	6,851	6,938	6,896	7,247	6,939	1.3
Data traffic (TB)	5,628	6,648	7,587	9,948	10,960	94.8
ARPU (EUR)	5.8	5.9	6.0	5.7	5.6	(4.2)
Prepay	4.6	4.6	4.5	4.6	4.4	(5.3)
Contract (1)	21.1	21.8	24.2	20.1	22.4	5.6
Data ARPU (EUR)	2.1	2.1	2.5	2.3	2.3	8.0
% non-SMS over data revenues	76.5%	77.7%	80.5%	86.3%	84.3%	7.8	p.p.
Churn	3.2%	3.5%	3.4%	3.6%	3.2%	0.0	p.p.
Contract (1)	1.6%	1.6%	1.4%	1.5%	1.3%	(0.3	p.p.)

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA ECUADOR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	145	149	(2.8)		(4.8)
Mobile service revenues	133	133	(0.1)		(2.2)
Data revenues	53	45	15.9		13.4
Handset revenues	11	15	(26.3)		(27.9)
OIBDA	45	52	(13.7)		(15.5)
OIBDA margin	31.0%	35.0%	(3.9	p.p.)
CapEx	12	146	(91.6)		(91.7)
Spectrum	—	133	—		—
OpCF (OIBDA-CapEx)	33	(94)	c.s.		c.s.

-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Mobile accesses	4,675.3	4,545.3	4,355.5	4,000.9	4,009.1	(14.2)
Prepay	3,545.6	3,380.8	3,135.8	2,738.8	2,759.3	(22.2)
Contract	1,129.7	1,164.6	1,219.7	1,262.2	1,249.8	10.6
M2M	173.3	182.7	191.5	196.4	184.2	6.3
Fixed Wireless	48.1	43.8	36.7	33.4	36.2	(24.7)

Total Accesses	4,723.4	4,589.1	4,392.1	4,034.4	4,045.3	(14.4)

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	2,852	2,970	3,018	3,081	2,955	3.6
Data traffic (TB)	1,786	2,213	2,950	3,857	4,303	140.9
ARPU (EUR)	8.3	8.9	9.3	10.1	10.4	22.6
Prepay	4.6	4.8	5.2	5.6	5.7	22.0
Contract (1)	24.5	24.6	23.8	24.1	24.2	(3.6)
Data ARPU (EUR)	3.0	3.6	3.8	4.3	4.2	38.7
% non-SMS over data revenues	82.5%	85.1%	85.8%	87.8%	88.7%	6.2	p.p.
Churn	5.7%	4.6%	5.3%	4.6%	4.4%	(1.2	p.p.)
Contract (1)	1.6%	1.5%	1.5%	1.5%	1.9%	0.3	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA URUGUAY

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2016	2015	% Chg		% Chg Local Cur
Revenues	54	65	(17.0)		3.4
Mobile service revenues	51	61	(17.3)		3.2
Data revenues	25	26	(3.2)		20.6
Handset revenues	4	4	(13.9)		7.4
OIBDA	20	24	(19.4)		0.7
OIBDA margin	36.1%	37.2%	(1.1	p.p.)
CapEx	3	8	(62.3)		(53.0)
Spectrum	—	—
OpCF (OIBDA-CapEx)	17	16	2.0		27.5

-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	% Chg
Mobile accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	(9.7)
Prepay	1,305.3	1,228.4	1,148.7	1,092.3	1,051.2	(19.5)
Contract	607.1	615.7	637.4	660.0	676.5	11.4
M2M	43.7	47.8	52.3	53.7	56.9	30.1

Total Accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	(9.7)

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	1,242	1,140	1,167	1,175	1,068	(14.1)
Data traffic (TB)	1,704	1,937	2,345	2,682	3,233	89.7
ARPU (EUR)	10.0	9.8	9.5	9.8	9.3	15.9
Prepay	4.5	4.6	4.4	4.6	4.3	17.4
Contract (1)	23.2	22.2	20.8	20.2	18.8	1.1
Data ARPU (EUR)	4.5	4.5	4.4	4.6	4.8	32.3
% non-SMS over data revenues	67.3%	67.5%	70.0%	69.0%	78.0%	10.7	p.p.
Churn	1.4%	3.0%	3.0%	2.7%	2.5%	1.1	p.p.
Contract (1)	0.7%	0.7%	0.9%	0.7%	0.7%	(0.0	p.p.)

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

06

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
TELEFÓNICA UK (1)	100.0
TELEFÓNICA DEUTSCHLAND	63.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	97.9
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telxius	100.0
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
DTS, Distribuidora de Televisión Digital	100.0
Mediaset Premium	11.1
PRISA (2)	13.1
Indra (3)	3.2
China Unicom	2.5
BBVA	0.7

(1)	As of 24 March 2015 Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to the Hutchison Whampoa Group. After the execution of the definitive agreement, O2 UK are reported as a discontinued operation within Telefónica Group, and its assets and liabilities as “held for sale”, in accordance with IFRS.
(2)	As of 19 February 2016, holding communicated to CNMV.
(3)	As of 29 January 2015, holding communicated to CNMV.

ADDENDA

Changes to the Perimeter

In the first quarter of 2016 the following changes have been made to the perimeter of consolidation:

•	In February, Telxius was created, a new global company which brings together selected infrastructure assets of the Group, including mobile telecommunications towers as well as the Group’s international submarine fibre optic cable.

Since its creation and over the coming months, a number of newly created companies, including the aforementioned assets, will be gradually integrated into Telxius.

DISCLAIMER

This document may contain summarized or non-audited information. To this regard, the information contained herein must be read as a whole and is subject to all the public information available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this report or any of its contents should be interpreted as a securities purchase, sale or exchange offer, or a request for offers regarding the purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

ir@telefonica.com

www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 29, 2016	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer